UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ⬜

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⬜

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⬜

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⬜	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release issued by ABB Ltd dated April 19, 2018, titled “Profitable growth”.

2.              Q1 2018 Financial Information.

3.     Announcements regarding transactions in ABB Ltd’s Securities made by the directors or the members of the Executive Committee.

The information provided by Item 2 above is hereby incorporated by reference into the Registration Statements on Form F-3 of ABB Ltd and ABB Finance (USA) Inc. (File Nos. 333-223907 and 333-223907-01) and registration statements on Form S-8 (File Nos. 333-190180, 333-181583, 333-179472, 333-171971 and 333-129271) each of which was previously filed with the Securities and Exchange Commission.

2

—

ZURICH, SWITZERLAND, APRIL 19, 2018: FIRST QUARTER HIGHLIGHTS

Profitable growth

─     Total orders +6%1; up in all divisions

─     Base orders +5%; up in all regions

─     Revenues +1%; impacted by lower opening backlog

─     Book-to-bill ratio2 at 1.13x

─     Operational EBITA margin2 up 20bps to 12.3%

─     Net income $572 million; up excluding the gain on the cables divestment in 2017

─     Cash flow from operating activities -$518 million; solid cash delivery for the full year expected

“We started 2018 with order growth in all divisions, improved revenues and operating results. The integration of B&R is well on track and we are preparing diligently for the closing and subsequent integration of GE Industrial Solutions which we expect to happen in Q2 2018,” said ABB CEO Ulrich Spiesshofer.

“We are continuing to invest in sales, R&D and our leading digital solutions portfolio ABB Ability. With our streamlined and strengthened ABB and the transition year 2017 behind us, we have our focus firmly on our customers and relentless execution,” he added.

Key figures			ChangE
$ in millions, unless otherwise indicated	Q1 2018	Q1 2017	US $	Comparable[1]
Orders	9,772	8,403	+16%	+6%
Revenues	8,627	7,854	+10%	+1%
Operational EBITA[2]	1,060	943	+12%	+4%[3]
as % of operational revenues	12.3%	12.1%	+0.2pts
Net Income	572	724	-21%[4]
Basic EPS ($)	0.27	0.34	-21%[5]
Operational EPS ($)[2]	0.31	0.28	+11%[5]	+6%[5]
Cash flow from operating activities	-518	509	n.a.

Short-term outlook

Macroeconomic signs are trending positively in Europe and the United States, with growth expected to continue in China. The overall global market is back to growth whilst still impacted by uncertainties in various parts of the world. Oil prices and foreign exchange translation effects are expected to continue to influence the company’s results.

______

1 Growth rates for orders, base orders and revenues are on a comparable basis (local currency adjusted for acquisitions and divestitures). US$ growth rates are presented in Key Figures table.

2 For non-GAAP measures, see the “Supplemental Financial Information” attachment to the press release.

3 Constant currency (not adjusted for portfolio changes).

4 Operational net income +10% year on year at $669 million in Q1 2018 compared to $607 million in prior year period.

5 EPS growth rates are computed using unrounded amounts. Comparable operational earnings per share is in constant currency (2014 exchange rates not adjusted for changes in the business portfolio).

1/6

Q1 2018 Group results

Orders

Total orders rose 6 percent (16 percent in US dollars), up in all divisions in the first quarter compared with a year ago. Base orders (base orders are classified as orders below $15 million) increased 5 percent (15 percent in US dollars), reflecting growth across all regions. Large orders represented 10 percent of total orders, the same level as a year ago.

Change in US dollar exchange rates versus the prior year period resulted in a positive translation impact of 7 percent on reported orders. Changes in the business portfolio related to the acquisition of B&R off-set by divestments made in 2017 had a net positive impact of 3 percent on total reported orders. The book-to-bill ratio was 1.13x compared with 1.07x in the first quarter of 2017.

Total services orders grew 8 percent (15 percent in US dollars), representing 19 percent of total orders.

Market overview

Regional demand patterns were mainly positive in the first quarter:

–      Orders in Europe benefited from rail, specialty vessel and process industry orders. Total orders in Europe were 3 percent lower (15 percent higher in US dollars), with growth in Switzerland, Norway, Spain and Germany offset by declines in France, the UK, Finland and Sweden. Base orders rose 2 percent (21 percent in US dollars).

–      In the Americas total orders were stable (1 percent higher in US dollars), driven by increased demand from general industries and some improvement in process industries. Total orders in the United States were steady and orders from Brazil rose while order activity in Canada and Mexico was more muted. Base orders increased 1 percent (3 percent in US dollars).

–      In Asia, Middle East and Africa (AMEA) total orders increased 20 percent (30 percent in US dollars). Base orders grew 12 percent (19 percent in US dollars). Both large and base orders developed positively in China, India and the United Arab Emirates.

In ABB’s key customer segments, the following trends were observed:

–      Utility customers continued to invest in grid integration, grid automation and HV products, particularly in the AMEA region.

–      In industry, ABB saw steady demand for robotics and shorter cycle products, and gained traction with power grids products such as transformers. Process industries, including oil and gas and mining, improved, with higher demand for products supported by the current commodity price outlook. Large project orders in process remained subdued. An ongoing focus on select industries such as Food & Beverage, automotive and 3C (Computers, communications and consumer electronics), proved beneficial for order momentum, particularly for robotics solutions.

–      Transport & infrastructure demand was solid, with good orders received for rail electrification. Selective investments were made by specialty vessel customers. Demand for building automation solutions remained healthy, supported by a number of innovative product launches. Data centers and electric vehicle charging orders continue to be strong.

Revenues

Revenues grew 1 percent (10 percent in US dollars) year on year. In the Robotics and Motion and Electrification Products divisions, revenues were well-supported by continued solid order growth. This was tempered by steady revenues in Industrial Automation and lower revenues in Power Grids due to the lower order backlog at the end of 2017 in these divisions.

Service revenues were 8 percent higher (15 percent in US dollars) and represented 18 percent of total revenues, compared with 18 percent a year ago.

PROFITABLE GROWTH	2/6

Change in US dollar exchange rates versus the prior year period resulted in a positive translation impact on reported revenues of 7 percent. Changes in the business portfolio related to the acquisitions of B&R and the divestments made in 2017 had a net positive effect of 2 percent on total reported revenues.

Operational EBITA

Operational EBITA was $1,060 million, 4 percent higher in local currencies (12 percent in US dollars). The operational EBITA was supported by net savings and positive volume and mix, partly offset by commodity prices. ABB continued to reinvest savings in growth over the quarter. The reported operational EBITA margin for the quarter improved to 12.3 percent, an expansion of 20 basis points when compared to the prior year period.

Net income, basic and operational earnings per share

Net income was $572 million, 21 percent lower in US dollars. Excluding non-operating items, which in the first quarter of 2017 included a gain from the divestment of the cables business, ABB’s operational net income2 was $669 million, an increase of 10 percent in US dollars. Basic earnings per share of $0.27 was 21 percent lower compared with the first quarter of 2017. Operational earnings per share of $0.31 was 11 percent higher, and 6 percent higher in constant currency terms5.

Cash flow from operating activities

Cash flow from operating activities was -$518 million, compared to $509 million in the prior year period. The lower outcome relative to a year ago was mainly driven by the timing of employee incentive payments, which in 2017 were paid in the second quarter, timing of cash flows for large projects, payables and receivables, as well as the timing of tax payments. ABB expects strong cash flow from operating activities in the second quarter and solid cash delivery for the full year.

Q1 divisional performance

($ in millions, unless otherwise indicated)	Orders	Change		3rd party base orders	Change		Revenues	Change		Op EBITA %	CHANGE
		US$	Comparable[1]		US$	Comparable[1]		US$	Comparable[1]
Power Grids	2,480	+7%	+1%	1,992	+13%	+7%	2,385	+1%	-4%	9.7%	-0.2pts
Electrification Products	2,786	+10%	+3%	2,647	+12%	+5%	2,494	+9%	+2%	15.2%	+1.1pts
Industrial Automation	2,117	+26%	+4%	1,787	+24%	+0%	1,859	+23%	0%	14.1%	+0.4pts
Robotics and Motion	2,579	+18%	+11%	2,313	+16%	+9%	2,209	+15%	+8%	15.3%	+0.5pts
Corporate & other (incl. inter-division elimination)	-190			12			-320
ABB Group	9,772	+16%	+6%	8,751	+15%	+5%	8,627	+10%	+1%	12.3%	+0.2pts

Effective January 1, 2018, management responsibility and oversight of certain remaining engineering, procurement and construction (EPC) business, previously included in the Power Grids, Industrial Automation, Robotics and Motion operating segments, were transferred to a new non-core operating business within Corporate and Other. Previously reported amounts have been reclassified consistent with this new structure.

Power Grids

Third-party base order momentum continued, increasing 7 percent (13 percent in US dollars). Service orders also grew, contributing to total order growth of 1 percent (7 percent in US dollars). The division booked several large orders which partially offset a tough comparable from the prior year, which included a very large order for an HVDC link between the UK and France. Revenues were 4 percent lower (1 percent higher in US dollars) impacted by the lower order backlog at the end of 2017. The operational EBITA margin of 9.7 percent for the quarter was 20 basis points lower year-on-year, reflecting lower revenue and mix effects in addition to ongoing investment in the division’s Power Up transformation initiatives.

PROFITABLE GROWTH	3/6

Electrification Products

Total orders improved 3 percent (10 percent in US dollars) and third-party base orders rose 5 percent (12 percent in US dollars), despite two fewer working days in certain key markets during the quarter. Revenues increased 2 percent (9 percent in US dollars) compared to the same period in 2017. Operational EBITA increased 6 percent, with the margin expanding 110 basis points year on year to 15.2 percent, driven mainly by volume growth, pricing improvements and sustained cost control.

Industrial Automation

Total orders improved 4 percent on a comparable basis driven by service and selective investment for mining and specialty marine vessel solutions. Third-party base orders were steady in the quarter from the high level in the first quarter of 2017. Including B&R and currency effects, total order growth was 26 percent and third-party base order growth was 24 percent compared to the prior year period. Revenues reflect strong base business performance which mitigated the order backlog in the quarter. The operational EBITA margin of 14.1 percent, up 40 basis points, improved primarily due to positive mix, successful project execution and cost savings.

Robotics and Motion

Order growth was reported across all segments and regions in the quarter. Total orders increased 11 percent (18 percent in US dollars) and third-party base orders improved 9 percent (16 percent in US dollars). Revenues increased 8 percent (15 percent in US dollars) on strong execution of the order backlog. Operational EBITA margin was 15.3 percent, up 50 basis points year on year. Improved volumes and mix were aided by focused growth efforts and stronger markets, which in turn improved  under-absorption along with better cost control.

Next Level strategy

ABB has been executing its Next Level strategy since 2014 through the three focus areas of profitable growth, relentless execution and business-led collaboration. During this time ABB has transitioned its portfolio and operations into a market-orientated, focused, leaner company. ABB today offers two clear value propositions, bringing electricity from any power plant to any plug and automating industries from natural resources to finished products. ABB is driving profitable growth through four entrepreneurial divisions, continuing to invest in sales, R&D and its leading digital solutions portfolio, ABB Ability™. ABB’s operating model puts the focus of ABB’s divisions firmly on operational execution, with stronger links between compensation and delivery of operational performance. Along with improving market dynamics, ABB is better positioned in a better market.

Profitable growth

As part of the drive towards profitable growth ABB continues to expand its ABB Ability™ solutions portfolio, which currently includes more than 210 ABB Ability™ solutions. During the quarter, ABB secured multiple new orders utilizing ABB Ability™ solutions including an order to upgrade two critical HVDC links in Australia and an order from the City of Trondheim in Norway for an electric vehicle charging solution.

ABB aims to create value through ongoing portfolio management. The integration of B&R into ABB’s Industrial Automation division to form its global Machine & Factory Automation business unit is now well advanced and on track to increase mid-term revenues in the business unit to a target of more than $1 billion. Building on the integration of B&R, ABB has announced a €100 million investment to build a state-of-the-art research center in Eggelsberg, Austria. The new campus will go into operation during 2020.

Work to secure regulatory approvals to acquire GE Industrial Solutions (GE-IS) continues and the transaction is on track to close by the end of the second quarter.

PROFITABLE GROWTH	4/6

Relentless execution

Further to the completion of the business model change for EPC a Non-Core business unit has been established within Corporate & Other effective January 1, 2018, reporting directly to the CFO to manage the resolution of remaining EPC activities.

ABB is building on the achievements of the 1,000-day programs that were completed at the end of 2017 with a continued strong focus on Supply Chain Management and Operations Quality. The group continues to deliver net cost savings, outpacing commodity effects and supporting the group’s ongoing aim of offsetting three to five per cent of the group’s cost of sales each year. The group efforts on quality and operations continue with a focus on world-class efficiency and effectiveness across ABB, including supporting ABB’s divisions to implement the extensive program of Lean Six Sigma projects under way across ABB.

Business-led collaboration

ABB continues to strengthen its brand. Effective March 1, 2018, ABB integrated Baldor Electric Company into its global ABB brand as part of the strategy to create a unified brand.

In January, ABB announced a ground breaking partnership agreement with the Formula E electric car motor racing series, now known as the “ABB FIA Formula E Championship”. Formula E serves as a competitive platform to develop and test e-mobility-relevant electrification and digitalization technologies.

Bond issuance

To maintain the efficiency of its capital funding structure, ABB closed a $1.5 billion bond issue in the United States on April 3, 2018, consisting of three tranches with maturities of 2, 5 and 10 years. Net proceeds of the issue are planned to be used for general corporate purposes, including the funding of the GE-IS transaction.

Short- and long-term outlook

Macroeconomic signs are trending positively in Europe and the United States, with growth expected to continue in China. The overall global market is back to growth whilst still impacted by uncertainties in various parts of the world. Oil prices and foreign exchange translation effects are expected to continue to influence the company’s results.

The attractive long-term demand outlook in ABB’s three major customer sectors – utilities, industry and transport & infrastructure – is driven by the Energy and Fourth Industrial Revolutions. ABB is well-positioned to tap into these opportunities for long-term profitable growth with its strong market presence, broad geographic and business scope, technology leadership and financial strength.

More information

The Q1 2018 results press release and presentation slides are  available  on the ABB News  Center at www.abb.com/news and on the  Investor  Relations homepage at www.abb.com/investorrelations.

ABB will host a media call today starting at 10:00 a.m. Central European Time (CET) (9:00 a.m. BST, 4:00 a.m. EDT). The event will be accessible by conference call. The media conference call dial-in numbers are:
UK +44 207 107 0613
Sweden +46 85 051 00 31
Rest of Europe, +41 58 310 50 00
US and Canada +1 866 291 41  66 (toll-free) or +1  631  570 56 13 (long-distance charges)
Lines will be open 10-15 minutes before the start of the call.

A conference call  and webcast for  analysts and investors is scheduled to begin today at 2:00 p.m. CET (1:00 p.m. BST, 8:00 a.m. EST). Callers are requested to phone in 10 minutes before the start of the call.  The analyst and investor conference call dial-in numbers are:
UK +44 207 107 0613

PROFITABLE GROWTH	5/6

Sweden +46 85 051 00 31
Rest of Europe, +41 58 310 50 00
US and Canada +1 866 291 41  66 (toll-free) or +1  631  570 56 13 (long-distance charges)

The call will also be accessible  on  the ABB website at: http://new.abb.com/investorrelations/first-quarter-2018-results-webcast. A recorded session will be available  as a podcast one hour  after  the  end of the conference  call and can be downloaded from our website.

ABB (ABBN: SIX Swiss Ex) is a pioneering technology leader in electrification products, robotics and motion, industrial automation and power grids, serving customers in utilities, industry and transport & infrastructure globally. Continuing a history of innovation spanning more than 130 years, ABB today is writing the future of industrial digitalization with two clear value propositions: bringing electricity from any power plant to any plug and automating industries from natural resources to finished products. As title partner of Formula E, the fully electric international FIA motorsport class, ABB is pushing the boundaries of e-mobility to contribute to a sustainable future. ABB operates in more than 100 countries with about 135,000 employees. www.abb.com

Investor calendar 2018/2019
Second quarter 2018 results	July 19, 2018
Third quarter 2018 results	October 25, 2018
Fourth quarter and full year 2018 results	February 2019

Important notice about forward-looking  information

This press release includes forward-looking information and statements as well as other statements concerning the outlook  for  our  business,  including those in the sections of this release titled “Short-term outlook”, “Next Level strategy” and “Short- and long-term outlook”. These statements are based on  current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of  the regions and industries that are major  markets for ABB Ltd. These expectations,  estimates and projections are  generally identifiable by  statements containing words such as “expects,” “believes,” “estimates,” “targets,”  “plans,” “is likely”, “intends”, “is on track” or similar  expressions. However, there are  many risks and uncertainties, many of which are  beyond our control, that could cause  our  actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated  targets. The important factors that could cause  such differences include, among others, business risks associated with the volatile global economic environment and political conditions, costs associated with compliance activities, market acceptance of  new  products  and services, changes in governmental regulations and currency  exchange  rates and such other factors as may be discussed from time  to  time  in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on  Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable  assumptions, it can give no assurance that those expectations will be achieved.

Zurich, April 19, 2018

Ulrich Spiesshofer, CEO

— For more information, please contact:
Media Relations Phone: +41 43 317 71 11 E-mail: media.relations@ch.abb.com	Investor Relations Phone: +41 43 317 71 11 E-mail: investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

PROFITABLE GROWTH	6/6

1              Q1 2018 Financial Information

Financial Information
Contents

03 – 05	Key Figures
06 – 30	Interim Consolidated Financial Information (unaudited)
31 – 44	Supplemental Reconciliations and Definitions

2              Q1 2018 Financial Information

—

Key Figures

			CHANGE
($ in millions, unless otherwise indicated)	Q1 2018	Q1 2017	US$	Comparable(1)
Orders	9,772	8,403	16%	6%
Order backlog (end March)	23,737	23,084	3%	-3%
Revenues	8,627	7,854	10%	1%
Operational EBITA(1)	1,060	943	12%	4%(2)
as % of operational revenues(1)	12.3%	12.1%	+0.2 pts
Net income attributable to ABB	572	724	-21%
Basic earnings per share ($)	0.27	0.34	-21%(3)
Operational earnings per share(1) ($)	0.31	0.28	11%(3)	6%(3)
Cash flow from operating activities	(518)	509	n.a

(1)  For a reconciliation of non-GAAP measures see “Supplemental Reconciliations and Definitions” on page 31.

(2)  Constant currency (not adjusted for portfolio changes).

(3) Earnings per share growth rates are computed using unrounded amounts. Comparable Operational earnings per share growth is in constant currency (2014 foreign exchange rates and not adjusted for changes in the business portfolio).

3              Q1 2018 Financial Information

				CHANGE
($ in millions, unless otherwise indicated)		Q1 2018	Q1 2017	US$	Local	Comparable
Orders	ABB Group	9,772	8,403	16%	9%	6%
	Power Grids	2,480	2,324	7%	1%	1%
	Electrification Products	2,786	2,528	10%	3%	3%
	Industrial Automation	2,117	1,674	26%	17%	4%
	Robotics and Motion	2,579	2,177	18%	11%	11%
	Corporate and Other
	(incl. inter-division eliminations)	(190)	(300)
Third-party base orders	ABB Group	8,751	7,598	15%	8%	5%
	Power Grids	1,992	1,763	13%	7%	7%
	Electrification Products	2,647	2,365	12%	5%	5%
	Industrial Automation	1,787	1,441	24%	15%	0%
	Robotics and Motion	2,313	1,991	16%	9%	9%
	Corporate and Other	12	38
Order backlog (end March)	ABB Group	23,737	23,084	3%	-3%	-3%
	Power Grids	10,700	10,890	-2%	-7%	-7%
	Electrification Products	3,441	3,157	9%	3%	3%
	Industrial Automation	5,595	5,456	3%	-6%	-8%
	Robotics and Motion	4,261	3,818	12%	4%	4%
	Corporate and Other
	(incl. inter-division eliminations)	(260)	(237)
Revenues	ABB Group	8,627	7,854	10%	3%	1%
	Power Grids	2,385	2,351	1%	-4%	-4%
	Electrification Products	2,494	2,293	9%	2%	2%
	Industrial Automation	1,859	1,513	23%	14%	0%
	Robotics and Motion	2,209	1,920	15%	8%	8%
	Corporate and Other
	(incl. inter-division eliminations)	(320)	(223)
Operational EBITA	ABB Group	1,060	943	12%	4%
	Power Grids	232	231	0%	-5%
	Electrification Products	377	322	17%	6%
	Industrial Automation	262	206	27%	18%
	Robotics and Motion	338	282	20%	11%
	Corporate and Other
	(incl. inter-division eliminations)	(149)	(98)
Operational EBITA %	ABB Group	12.3%	12.1%
	Power Grids	9.7%	9.9%
	Electrification Products	15.2%	14.1%
	Industrial Automation	14.1%	13.7%
	Robotics and Motion	15.3%	14.8%
Income from operations	ABB Group	895	1,023
	Power Grids	193	211
	Electrification Products	318	307
	Industrial Automation	237	211
	Robotics and Motion	313	261
	Corporate and Other
	(incl. inter-division eliminations)	(166)	33
Income from operations %	ABB Group	10.4%	13.0%
	Power Grids	8.1%	9.0%
	Electrification Products	12.8%	13.4%
	Industrial Automation	12.7%	13.9%
	Robotics and Motion	14.2%	13.6%
Cash flow from operating activities	ABB Group	(518)	509
	Power Grids	(250)	190
	Electrification Products	81	205
	Industrial Automation	79	120
	Robotics and Motion	73	263
	Corporate and Other	(501)	(269)

4              Q1 2018 Financial Information

Operational EBITA
			Power		Electrification		Industrial		Robotics
($ in millions, unless otherwise indicated)	ABB		Grids		Products		Automation		and Motion
	Q1 18	Q1 17	Q1 18	Q1 17	Q1 18	Q1 17	Q1 18	Q1 17	Q1 18	Q1 17
Revenues	8,627	7,854	2,385	2,351	2,494	2,293	1,859	1,513	2,209	1,920
FX/commodity timing
differences in total revenues	12	(79)	14	(28)	(6)	(11)	(1)	(13)	1	(12)
Operational revenues	8,639	7,775	2,399	2,323	2,488	2,282	1,858	1,500	2,210	1,908

Income from operations	895	1,023	193	211	318	307	237	211	313	261
Acquisition-related amortization	73	59	10	8	20	26	23	2	16	18
Restructuring and
restructuring-related expenses(1)	11	48	4	3	4	–	2	4	4	10
Changes in retained obligations of
divested businesses	–	94	–	–	–	–	–	–	–	–
Gains and losses from sale of businesses	6	(338)	–	–	–	–	3	–	–	–
Acquisition-related expenses and
integration costs	33	6	1	(1)	31	–	1	3	–	–
Certain other non-operational items	22	102	15	28	(2)	4	–	–	1	–
FX/commodity timing
differences in income from operations	20	(51)	9	(18)	6	(15)	(4)	(14)	4	(7)
Operational EBITA	1,060	943	232	231	377	322	262	206	338	282

Operational EBITA margin (%)	12.3%	12.1%	9.7%	9.9%	15.2%	14.1%	14.1%	13.7%	15.3%	14.8%

(1) Amounts in 2017 also include the incremental implementation costs in relation to the White Collar Productivity program.

Depreciation and Amortization

			Power		Electrification		Industrial		Robotics
($ in millions)	ABB		Grids		Products		Automation		and Motion
	Q1 18	Q1 17	Q1 18	Q1 17	Q1 18	Q1 17	Q1 18	Q1 17	Q1 18	Q1 17
Depreciation	193	184	45	43	52	50	17	12	35	34
Amortization	92	79	17	15	23	29	24	3	17	21
including total acquisition-related amortization of:	73	59	10	8	20	26	23	2	16	18

Orders received and revenues by region

($ in millions, unless otherwise indicated)	Orders received		CHANGE			Revenues		CHANGE
					Com-					Com-
	Q1 18	Q1 17	US$	Local	parable	Q1 18	Q1 17	US$	Local	parable
Europe	3,582	3,127	15%	2%	-3%	3,149	2,694	17%	4%	-1%
The Americas	2,391	2,362	1%	1%	0%	2,390	2,332	2%	2%	1%
Asia, Middle East and Africa	3,799	2,914	30%	23%	20%	3,088	2,828	9%	3%	3%
ABB Group	9,772	8,403	16%	9%	6%	8,627	7,854	10%	3%	1%

5              Q1 2018 Financial Information

—

Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Income Statements (unaudited)

	Three months ended
($ in millions, except per share data in $)	Mar. 31, 2018	Mar. 31, 2017
Sales of products	7,036	6,469
Sales of services and other	1,591	1,385
Total revenues	8,627	7,854
Cost of sales of products	(4,972)	(4,667)
Cost of services and other	(947)	(819)
Total cost of sales	(5,919)	(5,486)
Gross profit	2,708	2,368
Selling, general and administrative expenses	(1,470)	(1,313)
Non-order related research and development expenses	(353)	(291)
Other income (expense), net	10	259
Income from operations	895	1,023
Interest and dividend income	23	17
Interest and other finance expense	(108)	(79)
Non-operational pension (cost) credit	30	7
Income from continuing operations before taxes	840	968
Provision for taxes	(235)	(208)
Income from continuing operations, net of tax	605	760
Loss from discontinued operations, net of tax	(5)	(2)
Net income	600	758
Net income attributable to noncontrolling interests	(28)	(34)
Net income attributable to ABB	572	724

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	577	726
Net income	572	724

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.27	0.34
Net income	0.27	0.34

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.27	0.34
Net income	0.27	0.34

Weighted-average number of shares outstanding (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,134	2,140
Diluted earnings per share attributable to ABB shareholders	2,145	2,148
Due to rounding, numbers presented may not add to the totals provided.

See Notes to the Interim Consolidated Financial Information

6              Q1 2018 Financial Information

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ABB Ltd Interim Condensed Consolidated Statements of Comprehensive
Income (unaudited)

	Three months ended
($ in millions)	Mar. 31, 2018	Mar. 31, 2017
Total comprehensive income, net of tax	792	956
Total comprehensive income attributable to noncontrolling interests, net of tax	(44)	(43)
Total comprehensive income attributable to ABB shareholders, net of tax	748	913
Due to rounding, numbers presented may not add to the totals provided.

See Notes to the Interim Consolidated Financial Information

7              Q1 2018 Financial Information

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ABB Ltd Interim Consolidated Balance Sheets (unaudited)

($ in millions, except share data)	Mar. 31, 2018	Dec. 31, 2017
Cash and equivalents	4,162	4,526
Marketable securities and short-term investments	740	1,102
Receivables, net	8,503	8,267
Contract assets	2,369	2,149
Inventories, net	5,609	5,255
Prepaid expenses	321	189
Other current assets	607	647
Total current assets	22,311	22,135

Property, plant and equipment, net	5,440	5,363
Goodwill	11,266	11,199
Other intangible assets, net	2,575	2,622
Prepaid pension and other employee benefits	161	144
Investments in equity-accounted companies	166	158
Deferred taxes	1,060	1,250
Other non-current assets	590	587
Total assets	43,569	43,458

Accounts payable, trade	5,301	5,419
Contract liabilities	2,838	2,908
Short-term debt and current maturities of long-term debt	2,476	738
Provisions for warranties	1,223	1,231
Dividends payable to shareholders	1,735	–
Other provisions	1,800	1,882
Other current liabilities	3,999	4,291
Total current liabilities	19,372	16,469

Long-term debt	5,285	6,709
Pension and other employee benefits	1,867	1,882
Deferred taxes	1,083	1,099
Other non-current liabilities	2,018	1,950
Total liabilities	29,625	28,109

Commitments and contingencies

Stockholders’ equity:
Capital stock
(2,168,148,264 issued shares at March 31, 2018, and December 31, 2017)	188	188
Additional paid-in capital	39	29
Retained earnings	18,239	19,594
Accumulated other comprehensive loss	(4,178)	(4,345)
Treasury stock, at cost
(39,383,448 and 29,541,775 shares at March 31, 2018, and December 31, 2017, respectively)	(893)	(647)
Total ABB stockholders’ equity	13,395	14,819
Noncontrolling interests	549	530
Total stockholders’ equity	13,944	15,349
Total liabilities and stockholders’ equity	43,569	43,458
Due to rounding, numbers presented may not add to the totals provided.

See Notes to the Interim Consolidated Financial Information

8              Q1 2018 Financial Information

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ABB Ltd Interim Consolidated Statements of Cash Flows (unaudited)

	Three months ended
($ in millions)	Mar. 31, 2018	Mar. 31, 2017
Operating activities:
Net income	600	758
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	285	263
Deferred taxes	(4)	(8)
Net loss (gain) from derivatives and foreign exchange	73	(15)
Net loss (gain) from sale of property, plant and equipment	(27)	(6)
Net loss (gain) from sale of businesses	6	(338)
Share-based payment arrangements	12	12
Other	–	8
Changes in operating assets and liabilities:
Trade receivables, net	3	94
Contract assets and liabilities	(307)	(149)
Inventories, net	(249)	(244)
Trade payables	(214)	(11)
Accrued liabilities	(272)	202
Provisions, net	(131)	54
Income taxes payable and receivable	(38)	26
Other assets and liabilities, net	(255)	(137)
Net cash provided by (used in) operating activities	(518)	509

Investing activities:
Purchases of marketable securities (available-for-sale)	(17)	(121)
Purchases of short-term investments	–	(53)
Purchases of property, plant and equipment and intangible assets	(238)	(192)
Acquisition of businesses (net of cash acquired) and increases in cost- and equity-accounted companies	(4)	(15)
Proceeds from sales of marketable securities (available-for-sale)	15	13
Proceeds from maturity of marketable securities (available-for-sale)	124	100
Proceeds from short-term investments	262	821
Proceeds from sales of property, plant and equipment	26	20
Proceeds from sales of businesses (net of transaction costs and cash disposed) and cost- and
equity-accounted companies	(10)	658
Net cash from settlement of foreign currency derivatives	5	17
Other investing activities	(8)	14
Net cash provided by investing activities	155	1,262

Financing activities:
Net changes in debt with original maturities of 90 days or less	213	10
Increase in debt	7	47
Repayment of debt	(44)	(19)
Delivery of shares	2	83
Purchase of treasury stock	(250)	–
Dividends paid to noncontrolling shareholders	(7)	(9)
Other financing activities	15	(6)
Net cash provided by (used in) financing activities	(64)	106

Effects of exchange rate changes on cash and equivalents	63	41
Net change in cash and equivalents – continuing operations	(364)	1,918

Cash and equivalents, beginning of period	4,526	3,644
Cash and equivalents, end of period	4,162	5,562

Supplementary disclosure of cash flow information:
Interest paid	62	52
Taxes paid	294	201
Due to rounding, numbers presented may not add to the totals provided.

See Notes to the Interim Consolidated Financial Information

9              Q1 2018 Financial Information

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ABB Ltd Interim Consolidated Statements of Changes in Stockholders’ Equity (unaudited)

($ in millions)	Capital stock	Additional paid-in capital	Retained earnings	Total accumu- lated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Non- controlling interests	Total stockholders’ equity

Balance at January 1, 2017	192	24	19,925	(5,187)	(1,559)	13,395	502	13,897
Comprehensive income:
Net income			724			724	34	758
Foreign currency translation
adjustments, net of tax of $(1)				189		189	9	198
Unrecognized income (expense)
related to pensions and other
postretirement plans,
net of tax of $1				1		1		1
Change in derivatives qualifying as
cash flow hedges, net of tax of $0				(1)		(1)		(1)
Total comprehensive income						913	43	956
Changes in noncontrolling interests						–	5	5
Dividends to
noncontrolling shareholders						–	(18)	(18)
Share-based payment arrangements		12				12		12
Delivery of shares		(20)			103	83		83
Balance at March 31, 2017	192	16	20,649	(4,998)	(1,456)	14,403	532	14,935

Balance at January 1, 2018	188	29	19,594	(4,345)	(647)	14,819	530	15,349
Cumulative effect of changes in
accounting principles			(192)	(9)		(201)		(201)
Comprehensive income:
Net income			572			572	28	600
Foreign currency translation
adjustments, net of tax of $(1)				180		180	16	196
Effect of change in fair value of
available-for-sale securities,
net of tax of $(1)				(4)		(4)		(4)
Unrecognized income (expense)
related to pensions and other
postretirement plans,
net of tax of $(3)				10		10		10
Change in derivatives qualifying as
cash flow hedges, net of tax of $(3)				(10)		(10)		(10)
Total comprehensive income						748	44	792
Changes in noncontrolling interests						–	(18)	(18)
Dividends to
noncontrolling shareholders						–	(7)	(7)
Dividends declared to shareholders			(1,735)			(1,735)		(1,735)
Share-based payment arrangements		12				12		12
Purchase of treasury stock					(249)	(249)		(249)
Delivery of shares		(1)			3	2		2
Balance at March 31, 2018	188	39	18,239	(4,178)	(893)	13,395	549	13,944
Due to rounding, numbers presented may not add to the totals provided.

See Notes to the Interim Consolidated Financial Information

10              Q1 2018 Financial Information

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Notes to the Interim Consolidated Financial Information (unaudited)

─

Note 1

The Company and basis of presentation

ABB Ltd and its subsidiaries (collectively, the Company) together form a pioneering technology leader in electrification products, robotics and motion, industrial automation and power grids serving customers in utilities, industry and transport & infrastructure globally.

The Company’s Interim Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) for interim financial reporting. As such, the Interim Consolidated Financial Information does not include all the information and notes required under U.S. GAAP for annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited consolidated financial statements in the Company’s Annual Report for the year ended December 31, 2017.

The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Interim Consolidated Financial Information. The most significant, difficult and subjective of such accounting assumptions and estimates include:

•          estimates used to record expected costs for employee severance in connection with restructuring programs,

•          assumptions and projections, principally related to future material, labor and project related overhead costs, used in determining the percentage of completion on projects,

•          estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product warranties, self-insurance reserves, regulatory and other proceedings,

•          assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets,

•          estimates to determine valuation allowances for deferred tax assets and amounts recorded for uncertain tax positions,

•          growth rates, discount rates and other assumptions used to determine impairment of long lived assets and in testing goodwill for impairment,

•          assumptions used in determining inventory obsolescence and net realizable value,

•          estimates and assumptions used in determining the fair values of assets and liabilities assumed in business combinations,

•          assessment of the allowance for doubtful accounts, and

•          the estimated effective annual tax rate applicable to the interim financial information.

The actual results and outcomes may differ from the Company’s estimates and assumptions.

A portion of the Company’s activities (primarily long-term construction activities) has an operating cycle that exceeds one year. For classification of current assets and liabilities related to such activities, the Company elected to use the duration of the individual contracts as its operating cycle. Accordingly, there are accounts receivable, contract assets, inventories and provisions related to these contracts which will not be realized within one year that have been classified as current.

Basis of presentation

In the opinion of management, the unaudited Interim Consolidated Financial Information contains all necessary adjustments to present fairly the financial position, results of operations and cash flows for the reported interim periods. Management considers all such adjustments to be of a normal recurring nature.

The Company has retained obligations (primarily for environmental and taxes) related to businesses disposed or otherwise exited that qualified as discontinued operations. Changes to these retained obligations are recorded in income/loss from discontinued operations, net of tax.

The Interim Consolidated Financial Information is presented in United States dollars ($) unless otherwise stated. Due to rounding, numbers presented in the Interim Consolidated Financial Information may not add to the totals provided.

Reclassifications

Certain amounts reported in the Interim Consolidated Financial Information for prior periods have been reclassified to conform to the current year’s presentation. These changes primarily relate to:

•          the reorganization of the Company’s operating segments (see Note 15), and

•          as a result of the adoption of a number of accounting pronouncements (see Note 2):

(i) the reclassification of Unbilled receivables from Receivables to Contract assets,

(ii) the reclassification of Billings in excess of sales, Advances from customers, certain advances to customers previously reported as a reduction in Inventories, and deferred revenues previously reported in Other current liabilities, to Contract liabilities, and

(iii) the reclassification of certain net periodic pension and postretirement benefits costs/credits from Total cost of sales, Selling, general and administrative expenses and Non-order related research and development expenses to Non-operational pension (cost) credit.

11              Q1 2018 Financial Information

─

Note 2

Recent accounting pronouncements

Applicable for current periods

Revenue from contracts with customers

As of January 1, 2018, the Company adopted a new accounting standard for recognizing revenues from contracts with customers. The new standard, which supersedes substantially all previously existing revenue recognition guidance, provides a single comprehensive model for recognizing revenues on the transfer of promised goods or services to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The adoption of this standard resulted in only immaterial differences between the identification of performance obligations and the current unit of accounting determination. Therefore, the cumulative effect of initially applying this standard, retrospectively, on retained earnings was not material, however total assets and total liabilities increased by $196 million due to the reclassification of certain advances from customers, previously reported as a reduction in Inventories, to liabilities.

While comparative information has not been restated and continues to be measured and reported under the accounting standards in effect for those periods presented, the following prior period amounts have been reclassified in the Consolidated Balance Sheets to conform to the presentation requirements of the new standard:

December 31, 2017
	Previously			Previously
($ in millions)	reported	Restated		reported	Restated
Consolidated Balance Sheet
Current assets			Current liabilities
Receivables, net(1)	10,416	8,267	Contract liabilities(2), (3), (4)	–	2,908
Contract assets(1)	–	2,149	Billings in excess of sales(2)	1,251	–
Inventories, net(3)	5,059	5,255	Advances from customers(2), (3)	1,367	–
			Other current liabilities(4)	4,385	4,291
Total assets	43,262	43,458	Total liabilities	27,913	28,109

(1) $2,149 million of unbilled receivables previously included in Receivables, have been reclassified to Contract assets.

(2) Amounts previously presented as billings in excess of sales and advances from customers, have been reclassified to Contract liabilities.

(3) $196 million of advances from customers, previously recorded net within Inventories, have been reclassified to advances from customers and recorded within Contract liabilities.

(4) Certain amounts recorded as deferred revenues totalling $94 million, have been reclassified from Other current liabilities to Contract liabilities.

Other than the reclassifications of 2017 balances in the table above and the additional disclosure requirements, the impact of the adoption on the Company’s Interim Consolidated Financial Information for the three months ended March 31, 2018, was not significant.

Income taxes – Intra-entity transfers of assets other than inventory

In January 2018, the Company adopted an accounting standard update requiring it to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs instead of when the asset has been sold to an outside party. This update was applied on a modified retrospective basis and resulted in a net reduction in deferred tax assets of $201 million with a corresponding reduction in retained earnings.

Improving the presentation of net periodic pension cost and net periodic postretirement benefit cost

In January 2018, the Company adopted an accounting standard update which changes how employers that sponsor defined benefit pension plans and other postretirement plans present the net periodic benefit cost in the income statement. Under this standard, the Company is required to report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. Other components of net periodic benefit cost are required to be presented in the income statement separately from the service cost component and outside the subtotal of income from operations. Under the amendment only the current service cost component is allowed to be capitalized as a cost of internally manufactured inventory or a self-constructed asset. This update was applied retrospectively for the presentation requirements, and prospectively for the capitalization of the current service cost component requirements. The Company has used the practical expedient, as the amount of other components of net periodic benefit cost capitalized in inventory for prior periods is not significant.

For the three months ended March 31, 2017, the Company reclassified $7 million of income and presented it outside of income from operations relating to net periodic pension costs.

Recognition and measurement of financial assets and financial liabilities

In January 2018, the Company adopted two accounting standard updates enhancing the reporting model for financial instruments, which include amendments to address aspects of recognition, measurement, presentation and disclosure. The Company is required to measure equity investments (except those accounted for under the equity method) at fair value with changes in fair value recognized in net income. The adoption of this update resulted in the reclassification of the net cumulative unrealized gains on available-for-sale equity securities of $9 million (net of tax) at December 31, 2017 from Total accumulated comprehensive loss to Retained earnings on January 1, 2018.

12              Q1 2018 Financial Information

Classification of certain cash receipts and cash payments in the statement of cash flows

In January 2018, the company adopted an accounting standard update which clarifies how certain cash receipts and cash payments, including debt prepayment or extinguishment costs, the settlement of zero coupon debt instruments, contingent consideration paid after a business combination, proceeds from insurance settlements, distributions from certain equity method investees and beneficial interests obtained in a financial asset securitization, should be presented and classified in the statement of cash flows. This update was applied retrospectively and did not have a significant impact on the consolidated financial statements.

Statement of cash flows - Restricted cash

In January 2018, the Company adopted an accounting standard update which clarifies the classification and presentation of changes in restricted cash on the statement of cash flows. It requires the inclusion of cash and cash equivalents that have restrictions on withdrawal or use in total cash and cash equivalents on the statement of cash flows. This update did not have a significant impact on the consolidated financial statements.

Clarifying the definition of a business

In January 2018, the Company adopted an accounting standard update which narrows the definition of a business. It also provides a framework for determining whether a set of transferred assets and activities involves a business. This update was applied prospectively and did not have a significant impact on the consolidated financial statements.

Clarifying the scope of asset derecognition guidance and accounting for partial sales of nonfinancial assets

In January 2018, the Company adopted an accounting standard update which clarifies the scope of asset derecognition guidance, adds guidance for partial sales of nonfinancial assets and clarifies recognizing gains and losses from the transfer of nonfinancial assets in contracts with noncustomers. This update was applied retrospectively and did not have a significant impact on the consolidated financial statements.

Compensation—Stock Compensation

In January 2018, the Company adopted an accounting standard update which clarifies when to account for a change to the terms or conditions of a share‑based payment award as a modification. Under this update, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This update was applied prospectively and did not have a significant impact on the consolidated financial statements.

Applicable for future periods

Leases

In February 2016, an accounting standard update was issued that requires lessees to recognize lease assets and corresponding lease liabilities on the balance sheet for all leases with terms of more than 12 months. The update, which supersedes existing lease guidance, will continue to classify leases as either finance or operating, with the classification determining the pattern of expense recognition in the income statement. This update is effective for the Company for annual and interim periods beginning January 1, 2019, with early adoption permitted, and is applicable on a modified retrospective basis with various optional practical expedients. The Company is currently evaluating the impact of this update on its consolidated financial statements.

Measurement of credit losses on financial instruments

In June 2016, an accounting standard update was issued which replaces the existing incurred loss impairment methodology for most financial assets with a new “current expected credit loss” model. The new model will result in the immediate recognition of the estimated credit losses expected to occur over the remaining life of financial assets such as trade and other receivables, held-to-maturity debt securities, loans and other instruments. Credit losses relating to available-for-sale debt securities will be measured in a manner similar to current GAAP, except that the losses will be recorded through an allowance for credit losses rather than as a direct write-down of the security.

This update is effective for the Company for annual and interim periods beginning January 1, 2020, with early adoption permitted for annual and interim periods beginning January 1, 2019. The Company is currently evaluating the impact of this update on its consolidated financial statements.

Derivatives and Hedging—Targeted Improvements to Accounting for Hedging Activities

In August 2017, an accounting standard update was issued which expands and refines hedge accounting for both financial and non-financial risk components, aligns the recognition and presentation of the effects of hedging instruments and hedge items in the financial statements, and includes certain targeted improvements to ease the application of current guidance related to the assessment of hedge effectiveness. This update is effective for the Company for annual and interim periods beginning January 1, 2019. For cash flow and net investment hedges as of the adoption date, the guidance requires a modified retrospective approach. The amended presentation and disclosure guidance is required only prospectively. The Company will adopt this update as of January 1, 2019, and is currently evaluating the impact of this update on its consolidated financial statements.

Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income

In February 2018, an accounting standard update was issued which allows a reclassification of the stranded tax effects in accumulated other comprehensive income resulting from the Tax Cuts and Jobs Act of 2017 to retained earnings. This update is effective for the Company for annual and interim periods beginning January 1, 2019, with early adoption in any interim period permitted. The updated guidance is to be applied in the period of adoption or retrospectively to each period in which the effect of the Tax Cuts and Jobs Act related to items remaining in accumulated other comprehensive income are recognized. The Company is currently evaluating the impact of this update on its consolidated financial statements.

13              Q1 2018 Financial Information

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Note 3

Acquisitions and divestments

Business divestments

There were no significant gains or losses recognized relating to divestments in the three months ended March 31, 2018. For the three months ended March 31, 2017, the Company recorded a net gain (including transaction costs) of $334 million in “Other income (expense), net” and a tax expense of $28 million in “Provision for taxes” relating to the divestment of its high-voltage cable system and cable accessories businesses (the Cables business).

The Company has retained certain obligations of the Cables business and thus the Company remains directly or indirectly liable for these liabilities which existed at the date of the divestment. Subsequent to the divestment, the Company recorded a loss of $94 million in the three months ended March 31, 2017, for changes in the amounts recorded for these obligations. In addition, the Company has provided certain performance guarantees to third parties which guarantee the performance of the buyer under existing contracts with customers as well as for certain capital expenditures of the divested business (see Note 7).

Planned acquisition of GE Industrial Solutions

On September 25, 2017, the Company announced that it had reached an agreement to acquire GE Industrial Solutions, GE’s global electrification solutions business, for $2.6 billion. The acquisition will strengthen the Company’s global position in electrification and expand its access to the North American market through strong customer relationships, large installed base and extensive distribution networks. GE Industrial Solutions is headquartered in the United States. The Company expects to complete the acquisition of GE Industrial Solutions in the second quarter of 2018 following the receipt of customary regulatory approvals.

─

Note 4

Cash and equivalents, marketable securities and short-term investments

Cash and equivalents, marketable securities and short-term investments consisted of the following:

	March 31, 2018
						Marketable
		Gross	Gross			securities
		unrealized	unrealized		Cash and	and short-term
($ in millions)	Cost basis	gains	losses	Fair value	equivalents	investments
Cash	1,925			1,925	1,925	–
Time deposits	2,278			2,278	2,237	41
Other short-term investments	314			314	–	314
Debt securities available-for-sale:
U.S. government obligations	130	–	(4)	126	–	126
Corporate	93	1	(2)	92	–	92
Equity securities available-for-sale	153	14	–	167	–	167
Total	4,893	15	(6)	4,902	4,162	740

	December 31, 2017
						Marketable
		Gross	Gross			securities
		unrealized	unrealized		Cash and	and short-term
($ in millions)	Cost basis	gains	losses	Fair value	equivalents	investments
Cash	1,963			1,963	1,963	–
Time deposits	2,853			2,853	2,563	290
Other short-term investments	305			305	–	305
Debt securities available-for-sale:
U.S. government obligations	127	–	(2)	125	–	125
Other government obligations	2	–	–	2	–	2
Corporate	215	1	(1)	215	–	215
Equity securities available-for-sale	152	13	–	165	–	165
Total	5,617	14	(3)	5,628	4,526	1,102

Other short-term investments at March 31, 2018, and December 31, 2017, are receivables of $314 million and $305 million, respectively, representing reverse repurchase agreements. These collateralized lendings, made to a financial institution, have maturity dates of less than one year.

14              Q1 2018 Financial Information

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Note 5

Derivative financial instruments

The Company is exposed to certain currency, commodity, interest rate and equity risks arising from its global operating, financing and investing activities. The Company uses derivative instruments to reduce and manage the economic impact of these exposures.

Currency risk

Due to the global nature of the Company’s operations, many of its subsidiaries are exposed to currency risk in their operating activities from entering into transactions in currencies other than their functional currency. To manage such currency risks, the Company’s policies require the subsidiaries to hedge their foreign currency exposures from binding sales and purchase contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of standard products and the related foreign currency denominated purchases, the Company’s policy is to hedge up to a maximum of 100 percent of the forecasted foreign currency denominated exposures, depending on the length of the forecasted exposures. Forecasted exposures greater than 12 months are not hedged. Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash flows (caused by changes in exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies. In addition, within its treasury operations, the Company primarily uses foreign exchange swaps and forward foreign exchange contracts to manage the currency and timing mismatches arising in its liquidity management activities.

Commodity risk

Various commodity products are used in the Company’s manufacturing activities. Consequently it is exposed to volatility in future cash flows arising from changes in commodity prices. To manage the price risk of commodities, the Company’s policies require that the subsidiaries hedge the commodity price risk exposures from binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure over the next 12 months or longer (up to a maximum of 18 months). Primarily swap contracts are used to manage the associated price risks of commodities.

Interest rate risk

The Company has issued bonds at fixed rates. Interest rate swaps are used to manage the interest rate risk associated with certain debt and generally such swaps are designated as fair value hedges. In addition, from time to time, the Company uses instruments such as interest rate swaps, interest rate futures, bond futures or forward rate agreements to manage interest rate risk arising from the Company’s balance sheet structure but does not designate such instruments as hedges.

Equity risk

The Company is exposed to fluctuations in the fair value of its warrant appreciation rights (WARs) issued under its management incentive plan. A WAR gives its holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise. To eliminate such risk, the Company has purchased cash-settled call options, indexed to the shares of the Company, which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs.

Volume of derivative activity

In general, while the Company’s primary objective in its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.

Foreign exchange and interest rate derivatives

The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges or not) were as follows:

Type of derivative	Total notional amounts at
($ in millions)	March 31, 2018	December 31, 2017	March 31, 2017
Foreign exchange contracts	16,444	17,280	16,326
Embedded foreign exchange derivatives	1,775	1,641	2,151
Interest rate contracts	5,726	5,706	4,337

Derivative commodity contracts

The following table shows the notional amounts of outstanding commodity derivatives (whether designated as hedges or not), on a net basis, to reflect the Company’s requirements in the various commodities:

Type of derivative	Unit	Total notional amounts at
		March 31, 2018	December 31, 2017	March 31, 2017
Copper swaps	metric tonnes	49,420	44,145	37,643
Aluminum swaps	metric tonnes	8,400	7,700	5,850
Nickel swaps	metric tonnes	12	12	12
Lead swaps	metric tonnes	–	–	175
Zinc swaps	metric tonnes	275	425	125
Silver swaps	ounces	2,293,832	1,966,729	1,822,356
Crude oil swaps	barrels	140,683	170,331	146,000

Equity derivatives

At March 31, 2018, December 31, 2017, and March 31, 2017, the Company held 35 million, 37 million and 42 million cash-settled call options indexed to ABB Ltd shares (conversion ratio 5:1) with a total fair value of $20 million, $42 million and $28 million, respectively.

15              Q1 2018 Financial Information

Cash flow hedges

As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk of its operations, commodity swaps to manage its commodity risks and cash-settled call options to hedge its WAR liabilities. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in “Accumulated other comprehensive loss” and subsequently reclassified into earnings in the same line item and in the same period as the underlying hedged transaction affects earnings. Any ineffectiveness in the hedge relationship, or hedge component excluded from the assessment of effectiveness, is recognized in earnings during the current period.

At March 31, 2018, and December 31, 2017, “Accumulated other comprehensive loss” included net unrealized gains of $2 million and $12 million, respectively, net of tax, on derivatives designated as cash flow hedges. Of the amount at March 31, 2018, net gains of $3 million are expected to be reclassified to earnings in the following 12 months. At March 31, 2018, the longest maturity of a derivative classified as a cash flow hedge was 70 months.

The amount of gains or losses, net of tax, reclassified into earnings due to the discontinuance of cash flow hedge accounting and the amount of ineffectiveness in cash flow hedge relationships directly recognized in earnings were not significant in the three months ended March 31, 2018 and 2017.

The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on “Accumulated other comprehensive loss” (OCI) and the Consolidated Income Statements were as follows:

	Gains (losses) recognized in OCI			Gains (losses) reclassified from OCI
($ in millions)	on derivatives (effective portion)			into income (effective portion)
Three months ended March 31,	2018	2017		2018	2017
Type of derivative			Location
Foreign exchange contracts	2	2	Total revenues	2	(2)
			Total cost of sales	–	3
Commodity contracts	(4)	2	Total cost of sales	2	2
Cash-settled call options	(21)	8	SG&A expenses(1)	(14)	6
Total	(23)	12		(10)	9

(1) SG&A  expenses  represent  “Selling,  general  and  administrative  expenses”.

The amounts in respect of gains (losses) recognized in income for hedge ineffectiveness and amounts excluded from effectiveness testing were not significant for the three months ended March 31, 2018 and 2017, respectively.

Net derivative losses of $11 and net derivative gains of $7 million, both net of tax, respectively, were reclassified from “Accumulated other comprehensive loss” to earnings during the three months ended March 31, 2018 and 2017, respectively.

Fair value hedges

To reduce its interest rate exposure arising primarily from its debt issuance activities, the Company uses interest rate swaps. Where such instruments are designated as fair value hedges, the changes in the fair value of these instruments, as well as the changes in the fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in “Interest and other finance expense”. Hedge ineffectiveness of instruments designated as fair value hedges for the three months ended March 31, 2018 and 2017, was not significant.

The effect of interest rate contracts, designated and qualifying as fair value hedges, on the Consolidated Income Statements was as follows:

	Three months ended March 31,
($ in millions)	2018	2017
Gains (losses) recognized in Interest and other finance expense:
- on derivatives designated as fair value hedges	(25)	1
- on hedged item	26	–

Derivatives not designated in hedge relationships

Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges are economic hedges used for risk management purposes. Gains and losses from changes in the fair values of such derivatives are recognized in the same line in the income statement as the economically hedged transaction.

Furthermore, under certain circumstances, the Company is required to split and account separately for foreign currency derivatives that are embedded within certain binding sales or purchase contracts denominated in a currency other than the functional currency of the subsidiary and the counterparty.

16              Q1 2018 Financial Information

The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships were as follows:

Type of derivative not	Gains (losses) recognized in income
designated as a hedge		Three months ended March 31,
($ in millions)	Location	2018	2017
Foreign exchange contracts	Total revenues	(21)	107
	Total cost of sales	26	(60)
	SG&A expenses(1)	(7)	(3)
	Non-order related research and development	(1)	(2)
	Other income (expense), net	–	(1)
	Interest and other finance expense	25	(6)
Embedded foreign exchange contracts	Total revenues	16	(21)
	Total cost of sales	(1)	1
	SG&A expenses(1)	1	2
Commodity contracts	Total cost of sales	(22)	26
Other	Interest and other finance expense	3	(5)
Total		19	38

(1) SG&A  expenses  represent  “Selling,  general  and  administrative  expenses”.

The fair values of derivatives included in the Consolidated Balance Sheets were as follows:

	March 31, 2018
	Derivative assets		Derivative liabilities
	Current in	Non-current in	Current in	Non-current in
	“Other current	“Other non-current	“Other current	“Other non-current
($ in millions)	assets”	assets”	liabilities”	liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	3	1	1	1
Commodity contracts	1	–	1	–
Interest rate contracts	–	24	–	11
Cash-settled call options	11	8	–	–
Total	15	33	2	12

Derivatives not designated as hedging instruments:
Foreign exchange contracts	150	27	193	55
Commodity contracts	11	1	13	1
Cash-settled call options	–	1	–	–
Embedded foreign exchange derivatives	31	29	20	5
Total	192	58	226	61
Total fair value	207	91	228	73

	December 31, 2017
	Derivative assets		Derivative liabilities
	Current in	Non-current in	Current in	Non-current in
	“Other current	“Other non-current	“Other current	“Other non-current
($ in millions)	assets”	assets”	liabilities”	liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	4	–	3	1
Commodity contracts	6	–	–	–
Interest rate contracts	–	42	–	4
Cash-settled call options	25	16	–	–
Total	35	58	3	5

Derivatives not designated as hedging instruments:
Foreign exchange contracts	142	25	190	63
Commodity contracts	35	1	6	–
Cross-currency interest rate swaps	–	–	2	–
Cash-settled call options	–	1	–	–
Embedded foreign exchange derivatives	32	16	22	7
Total	209	43	220	70
Total fair value	244	101	223	75

Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions between two counterparties on the occurrence of one or more pre-defined trigger events.

Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in

17              Q1 2018 Financial Information

the Consolidated Balance Sheets at March 31, 2018, and December 31, 2017, have been presented on a gross basis.

The Company’s netting agreements and other similar arrangements allow net settlements under certain conditions. At March 31, 2018, and December 31, 2017, information related to these offsetting arrangements was as follows:

($ in millions)	March 31, 2018
	Gross amount	Derivative liabilities	Cash	Non-cash
Type of agreement or	of recognized	eligible for set-off	collateral	collateral	Net asset
similar arrangement	assets	in case of default	received	received	exposure
Derivatives	238	(160)	–	–	78
Reverse repurchase agreements	314	–	–	(314)	–
Total	552	(160)	–	(314)	78

($ in millions)	March 31, 2018
	Gross amount	Derivative liabilities	Cash	Non-cash
Type of agreement or	of recognized	eligible for set-off	collateral	collateral	Net liability
similar arrangement	liabilities	in case of default	pledged	pledged	exposure
Derivatives	276	(160)	–	–	116
Total	276	(160)	–	–	116

($ in millions)	December 31, 2017
	Gross amount	Derivative liabilities	Cash	Non-cash
Type of agreement or	of recognized	eligible for set-off	collateral	collateral	Net asset
similar arrangement	assets	in case of default	received	received	exposure
Derivatives	297	(172)	–	–	125
Reverse repurchase agreements	305	–	–	(305)	–
Total	602	(172)	–	(305)	125

($ in millions)	December 31, 2017
	Gross amount	Derivative liabilities	Cash	Non-cash
Type of agreement or	of recognized	eligible for set-off	collateral	collateral	Net liability
similar arrangement	liabilities	in case of default	pledged	pledged	exposure
Derivatives	269	(172)	–	–	97
Total	269	(172)	–	–	97

─

Note 6

Fair values

The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis and, when necessary, to record certain non‑financial assets at fair value on a non‑recurring basis, as well as to determine fair value disclosures for certain financial instruments carried at amortized cost in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency, commodity and interest rate derivatives, as well as cash‑settled call options and available‑for‑sale securities. Non‑financial assets recorded at fair value on a non‑recurring basis include long‑lived assets that are reduced to their estimated fair value due to impairments.

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation techniques including the market approach (using observable market data for identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs a market participant would incur to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three‑level hierarchy, depending on the reliability of those inputs. The Company has categorized its financial assets and liabilities and non‑financial assets measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market data obtained from independent sources, while an unobservable input reflects the Company’s assumptions about market data.

The levels of the fair value hierarchy are as follows:

Level 1:  Valuation inputs consist of quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities valued using Level 1 inputs include certain actively traded debt securities.

Level 2:  Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued or disclosed using Level 2 inputs include investments in certain funds, reverse repurchase agreements, certain debt securities that are not actively traded, interest rate swaps, commodity swaps, cash‑settled call options, forward foreign exchange contracts, foreign exchange swaps and forward rate agreements, time deposits, as

18              Q1 2018 Financial Information

well as financing receivables and debt.

Level 3:  Valuation inputs are based on the Company’s assumptions of relevant market data (unobservable input).

Whenever quoted prices involve bid‑ask spreads, the Company ordinarily determines fair values based on mid‑market quotes. However, for the purpose of determining the fair value of cash‑settled call options serving as hedges of the Company’s management incentive plan, bid prices are used.

When determining fair values based on quoted prices in an active market, the Company considers if the level of transaction activity for the financial instrument has significantly decreased, or would not be considered orderly. In such cases, the resulting changes in valuation techniques would be disclosed. If the market is considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such as an income approach.

Recurring fair value measures

The fair values of financial assets and liabilities measured at fair value on a recurring basis were as follows:

	March 31, 2018
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Marketable securities and short-term investments”:
Equity securities	–	167	–	167
Debt securities—U.S. government obligations	126	–	–	126
Debt securities—Corporate	–	92	–	92
Receivable in “Other non-current assets”:
Receivable under securities lending arrangement	79	–	–	79
Derivative assets—current in “Other current assets”	–	207	–	207
Derivative assets—non-current in “Other non-current assets”	–	91	–	91
Total	205	557	–	762

Liabilities
Derivative liabilities—current in “Other current liabilities”	–	228	–	228
Derivative liabilities—non-current in “Other non-current liabilities”	–	73	–	73
Total	–	301	–	301

	December 31, 2017
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Marketable securities and short-term investments”:
Equity securities	–	165	–	165
Debt securities—U.S. government obligations	125	–	–	125
Debt securities—Other government obligations	–	2	–	2
Debt securities—Corporate	–	215	–	215
Receivable in “Other non-current assets”:
Receivable under securities lending arrangement	79	–	–	79
Derivative assets—current in “Other current assets”	–	244	–	244
Derivative assets—non-current in “Other non-current assets”	–	101	–	101
Total	204	727	–	931

Liabilities
Derivative liabilities—current in “Other current liabilities”	–	223	–	223
Derivative liabilities—non-current in “Other non-current liabilities”	–	75	–	75
Total	–	298	–	298

The Company uses the following methods and assumptions in estimating fair values of financial assets and liabilities measured at fair value on a recurring basis:

•          Available-for-sale securities in “Marketable securities and short-term investments” and “Other non-current assets”: If quoted market prices in active markets for identical assets are available, these are considered Level 1 inputs; however, when markets are not active, these inputs are considered Level 2. If such quoted market prices are not available, fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for nonperformance risk. The inputs used in present value techniques are observable and fall into the Level 2 category. The fair value of the receivable under the securities lending arrangement has been determined based on the fair value of the security lent.

•          Derivatives: The fair values of derivative instruments are determined using quoted prices of identical instruments from an active market, if available (Level 1). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on available market data, or option pricing models are used. Cash-settled call options hedging the Company’s WAR liability are valued based on bid prices of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques represent a Level 2 input unless significant unobservable inputs are used.

19              Q1 2018 Financial Information

Non-recurring fair value measures

There were no significant non-recurring fair value measurements during the three months ended March 31, 2018 and 2017.

Disclosure about financial instruments carried on a cost basis

The fair values of financial instruments carried on a cost basis were as follows:

	March 31, 2018
($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months):
Cash	1,925	1,925	–	–	1,925
Time deposits	2,237	–	2,237	–	2,237
Marketable securities and short-term investments
(excluding available-for-sale securities):
Time deposits	41	–	41	–	41
Receivables under reverse repurchase agreements	314	–	314	–	314
Other non-current assets:
Loans granted	32	–	34	–	34
Restricted time deposits	38	38	–	–	38

Liabilities
Short-term debt and current maturities of long-term debt
(excluding capital lease obligations)	2,441	1,966	475	–	2,441
Long-term debt (excluding capital lease obligations)	5,121	4,501	759	–	5,260

	December 31, 2017
($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months):
Cash	1,963	1,963	–	–	1,963
Time deposits	2,563	–	2,563	–	2,563
Marketable securities and short-term investments
(excluding available-for-sale securities):
Time deposits	290	–	290	–	290
Receivables under reverse repurchase agreements	305	–	305	–	305
Other non-current assets:
Loans granted	32	–	33	–	33
Restricted time deposits	38	38	–	–	38

Liabilities
Short-term debt and current maturities of long-term debt
(excluding capital lease obligations)	704	400	304	–	704
Long-term debt (excluding capital lease obligations)	6,569	6,046	775	–	6,821

The Company uses the following methods and assumptions in estimating fair values of financial instruments carried on a cost basis:

•          Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months), and Marketable securities and short-term investments (excluding available-for-sale securities): The carrying amounts approximate the fair values as the items are short-term in nature.

•          Other non-current assets: Includes (i) loans granted whose fair values are based on the carrying amount adjusted using a present value technique to reflect a premium or discount based on current market interest rates (Level 2 inputs), and (ii) restricted time deposits whose fair values approximate the carrying amounts (Level 1 inputs).

•          Short-term debt and current maturities of long-term debt (excluding capital lease obligations): Short-term debt includes commercial paper, bank borrowings and overdrafts. The carrying amounts of short-term debt and current maturities of long-term debt, excluding capital lease obligations, approximate their fair values.

•          Long-term debt (excluding capital lease obligations): Fair values of bonds are determined using quoted market prices (Level 1 inputs), if available. For bonds without available quoted market prices and other long-term debt, the fair values are determined using a discounted cash flow methodology based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk (Level 2 inputs).

20              Q1 2018 Financial Information

─

Note 7

Commitments and contingencies

Contingencies—Regulatory, Compliance and Legal

Antitrust

In April 2014, the European Commission announced its decision regarding its investigation of anticompetitive practices in the cables industry and granted the Company full immunity from fines under the European Commission’s leniency program.

In Brazil, the Company’s Gas Insulated Switchgear business is under investigation by the Brazilian Antitrust Authority (CADE) for alleged anticompetitive practices. In addition, the CADE has opened an investigation into certain other power businesses of the Company, including flexible alternating current transmission systems (FACTS) and power transformers. With respect to these matters, management is cooperating fully with the authorities. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for the Company, if any, relating to these investigations cannot be made at this stage.

Suspect payments

As a result of an internal investigation, the Company self-reported to the Securities and Exchange Commission (SEC) and the Department of Justice (DoJ) in the United States as well as to the Serious Fraud Office (SFO) in the United Kingdom concerning certain of its past dealings with Unaoil and its subsidiaries, including alleged improper payments made by these entities to third parties. The SFO has commenced an investigation into this matter. The Company is cooperating fully with the authorities. At this time, it is not possible for the Company to make an informed judgment about the outcome of these matters.

General

In addition, the Company is aware of proceedings, or the threat of proceedings, against it and others in respect of private claims by customers and other third parties with regard to certain actual or alleged anticompetitive practices. Also, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the above mentioned regulatory matters and commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings.

Liabilities recognized

At March 31, 2018, and December 31, 2017, the Company had aggregate liabilities of $235 million and $233 million, respectively, included in “Other provisions” and “Other non-current liabilities”, for the above regulatory, compliance and legal contingencies, and none of the individual liabilities recognized was significant. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

Guarantees

General

The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments represent a “worst‑case scenario”, and do not reflect management’s expected outcomes.

Maximum potential payments ($ in millions)	March 31, 2018	December 31, 2017
Performance guarantees	1,699	1,775
Financial guarantees	16	17
Indemnification guarantees	73	72
Total	1,788	1,864

The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects the Company’s best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations. In respect of the above guarantees, the carrying amounts of liabilities at March 31, 2018, and December 31, 2017, were not significant.

The Company is party to various guarantees providing financial or performance assurances to certain third parties. These guarantees, which have various maturities up to 2027, mainly consist of performance guarantees whereby (i) the Company guarantees the performance of a third party’s product or service according to the terms of a contract and (ii) as member of a consortium/joint-venture that includes third parties, the Company guarantees not only its own performance but also the work of third parties. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. The original maturity dates for the majority of these performance guarantees range from one to eight years.

In conjunction with the divestment of the high-voltage cable and cables accessories businesses, the Company has entered into various performance guarantees with other parties with respect to certain liabilities of the divested business. At March 31, 2018 and December 31, 2017, the maximum potential payable under these guarantees amounts to $856 million and $929 million, respectively, and these guarantees have various maturities ranging from one to ten years.

Commercial commitments

In addition, in the normal course of bidding for and executing certain projects, the Company has entered into standby letters of credit, bid/performance bonds and surety bonds (collectively “performance bonds”) with various financial institutions. Customers can draw on such performance bonds in the event that the Company does not fulfill its contractual obligations. The Company would then have an obligation to reimburse the financial institution for amounts paid under the performance bonds. At March 31, 2018, and December 31, 2017, the total outstanding performance bonds aggregated to $7.9 billion and $7.7 billion, respectively. There have been no significant amounts reimbursed to financial institutions under these types of arrangements in the three months ended March 31, 2018 and 2017.

21              Q1 2018 Financial Information

Product and order-related contingencies

The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

The reconciliation of the “Provisions for warranties”, including guarantees of product performance, was as follows:

($ in millions)	2018	2017
Balance at January 1,	1,231	1,142
Claims paid in cash or in kind	(75)	(79)
Net increase in provision for changes in estimates, warranties issued and warranties expired	43	90
Exchange rate differences	24	19
Balance at March 31,	1,223	1,172

─

Note 8

Contract assets and liabilities

The following table provides information about Contracts assets and Contract liabilities with customers:

($ in millions)	March 31, 2018	December 31, 2017	March 31, 2017
Contract assets	2,369	2,149	2,300
Contract liabilities	2,838	2,908	2,977

Contract assets primarily relate to the Company’s right to receive consideration for work completed but for which no invoice has been issued at the reporting date. Contract assets are transferred to receivables when rights to receive payment become unconditional.

Contract liabilities primarily relate to up-front advances received on orders from customers as well as amounts collected from customers in excess of revenues recognized predominantly on long-term projects. Contract liabilities are reduced as work is performed and as revenues are recognized.

The significant changes in the Contract assets and Contract liabilities balances were as follows:

	Three months ended March 31,
	2018		2017
	Contract	Contract	Contract	Contract
($ in millions)	assets	liabilities	assets	liabilities
Revenue recognized, which was included in the Contract liabilities balance at Jan 1, 2018/2017		693		1,026
Additions to Contract liabilities - excluding amounts recognized as revenue during the period		(613)		(818)
Receivables recognized that were included in the Contract asset balance at Jan 1, 2018/2017	(673)		(765)

The Company considers unfulfilled orders (order backlog) from customers to be unsatisfied performance obligations. At March 31, 2018, unfulfilled orders were $23,737 million and, of this amount, the Company expects to recognize approximately 64 percent in 2018, approximately 23 percent in 2019 and the balance thereafter.

─

Note 9

Debt

The Company’s total debt at March 31, 2018, and December 31, 2017, amounted to $7,761 million and $7,447 million, respectively.

Short-term debt and current maturities of long-term debt

The Company’s “Short-term debt and current maturities of long-term debt” consisted of the following:

($ in millions)	March 31, 2018	December 31, 2017
Short-term debt	523	327
Current maturities of long-term debt	1,953	411
Total	2,476	738

Short-term debt primarily represented issued commercial paper and short-term loans from various banks. At March 31, 2018, and December 31, 2017, $443 million and $259 million, respectively, was outstanding under the $2 billion commercial paper program in the United States.

Long-term debt

The Company’s long-term debt at March 31, 2018, and December 31, 2017, amounted to $5,285 million and $6,709 million, respectively.

22              Q1 2018 Financial Information

Outstanding bonds (including maturities within the next 12 months) were as follows:

	March 31, 2018			December 31, 2017
(in millions)	Nominal outstanding		Carrying value(1)	Nominal outstanding		Carrying value(1)
Bonds:
1.50% CHF Bonds, due 2018	CHF	350	$365	CHF	350	$358
2.625% EUR Instruments, due 2019	EUR	1,250	$1,539	EUR	1,250	$1,493
4.0% USD Notes, due 2021	USD	650	$645	USD	650	$644
2.25% CHF Bonds, due 2021	CHF	350	$385	CHF	350	$378
5.625% USD Notes, due 2021	USD	250	$268	USD	250	$270
2.875% USD Notes, due 2022	USD	1,250	$1,238	USD	1,250	$1,256
0.625% EUR Notes, due 2023	EUR	700	$859	EUR	700	$834
0.75% EUR Notes, due 2024	EUR	750	$914	EUR	750	$889
4.375% USD Notes, due 2042	USD	750	$723	USD	750	$723
Total			$6,936			$6,845

(1) USD carrying values include unamortized debt issuance costs, bond discounts or premiums, as well as adjustments for fair value hedge accounting, where appropriate.

On April 3, 2018, the Company issued the following notes with a principal of:

•           $300 million, due 2020, paying interest semi-annually in arrears at a fixed rate of 2.8 percent per annum,

•           $450 million, due 2023, paying interest semi-annually in arrears at a fixed rate of 3.375 percent per annum, and

•           $750 million, due 2028, paying interest semi-annually in arrears at a fixed rate of 3.8 percent per annum.

The aggregate net proceeds of these bond issues, after underwriting discount and other fees, amounted to $1,494 million.

─

Note 10

Employee benefits

The Company operates defined benefit pension plans, defined contribution pension plans, and termination indemnity plans, in accordance with local regulations and practices. These plans cover a large portion of the Company’s employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans including postretirement health care benefits, and other employee-related benefits for active employees including long-service award plans. The measurement date used for the Company’s employee benefit plans is December 31. The funding policies of the Company’s plans are consistent with the local government and tax requirements.

Net periodic benefit cost of the Company’s defined benefit pension and other postretirement benefit plans consisted of the following:

($ in millions)	Defined pension benefits		Other postretirement benefits
Three months ended March 31,	2018	2017	2018	2017
Operational pension cost:
Service cost	57	59	–	–
Operational pension cost	57	59	–	–
Non-operational pension cost (credit):
Interest cost	59	61	1	1
Expected return on plan assets	(109)	(99)	–	–
Amortization of prior service cost (credit)	(4)	9	(1)	(1)
Amortization of net actuarial loss	24	22	–	–
Non-operational pension cost (credit)	(30)	(7)	–	–
Net periodic benefit cost	27	52	–	–

The components of net periodic benefit cost other than the service cost component are included in the line “Non-operational pension (cost) credit” in the income statement.

Employer contributions were as follows:

($ in millions)	Defined pension benefits		Other postretirement benefits
Three months ended March 31,	2018	2017	2018	2017
Total contributions to defined benefit pension and
other postretirement benefit plans	46	47	2	2

The Company expects to make contributions totaling approximately $218 million and $11 million to its defined benefit pension plans and other postretirement benefit plans, respectively, for the full year 2018.

23              Q1 2018 Financial Information

─

Note 11

Stockholders’ equity

In the first quarter of 2018, the Company purchased on the open market an aggregate of 10 million of its own shares resulting in an increase in Treasury stock of $249 million.

At the Annual General Meeting of Shareholders on March 29, 2018, shareholders approved the proposal of the Board of Directors to distribute 0.78 Swiss francs per share to shareholders. The declared dividend for the shares outstanding at March 31, 2018, amounted to $1,735 million. The dividend was paid in April 2018.

─

Note 12

Earnings per share

Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options, and outstanding options and shares granted subject to certain conditions under the Company’s share-based payment arrangements.

Basic earnings per share
	Three months ended March 31,
($ in millions, except per share data in $)	2018	2017
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	577	726
Loss from discontinued operations, net of tax	(5)	(2)
Net income	572	724

Weighted-average number of shares outstanding (in millions)	2,134	2,140

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.27	0.34
Loss from discontinued operations, net of tax	–	–
Net income	0.27	0.34

Diluted earnings per share
	Three months ended March 31,
($ in millions, except per share data in $)	2018	2017
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	577	726
Loss from discontinued operations, net of tax	(5)	(2)
Net income	572	724

Weighted-average number of shares outstanding (in millions)	2,134	2,140
Effect of dilutive securities:
Call options and shares	11	8
Adjusted weighted-average number of shares outstanding (in millions)	2,145	2,148

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.27	0.34
Loss from discontinued operations, net of tax	–	–
Net income	0.27	0.34

24              Q1 2018 Financial Information

─

Note 13

Reclassifications out of accumulated other comprehensive loss

The following table shows changes in “Accumulated other comprehensive loss” (OCI) attributable to ABB, by component, net of tax:

		Unrealized gains	Pension and	Unrealized gains
	Foreign currency	(losses) on	other	(losses) of cash
	translation	available-for-sale	postretirement	flow hedge
($ in millions)	adjustments	securities	plan adjustments	derivatives	Total OCI
Balance at January 1, 2017	(3,592)	7	(1,601)	(1)	(5,187)
Other comprehensive (loss) income:
Other comprehensive (loss) income
before reclassifications	203	–	(28)	9	184
Amounts reclassified from OCI	–	–	23	(7)	16
Changes attributable to divestments(1)	(5)	–	6	(3)	(2)
Total other comprehensive (loss) income	198	–	1	(1)	198

Less:
Amounts attributable to
noncontrolling interests	9	–	–	–	9
Balance at March 31, 2017	(3,403)	7	(1,600)	(2)	(4,998)

		Unrealized gains	Pension and	Unrealized gains
	Foreign currency	(losses) on	other	(losses) of cash
	translation	available-for-sale	postretirement	flow hedge
($ in millions)	adjustments	securities	plan adjustments	derivatives	Total OCI
Balance at January 1, 2018	(2,693)	8	(1,672)	12	(4,345)
Cumulative effect of changes in
accounting principles	–	(9)	–	–	(9)
Other comprehensive (loss) income:
Other comprehensive (loss) income
before reclassifications	210	(4)	(4)	(21)	181
Amounts reclassified from OCI	–	–	14	11	25
Changes attributable to divestments	(14)	–	–	–	(14)
Total other comprehensive (loss) income	196	(4)	10	(10)	192

Less:
Amounts attributable to
noncontrolling interests	16	–	–	–	16
Balance at March 31, 2018	(2,513)	(5)	(1,662)	2	(4,178)

(1) Amounts mainly relate to the divestment of the high-voltage cable system and cable accessories businesses and are included in the net gain from sale of the business (see  Note  3).

The following table reflects amounts reclassified out of OCI in respect of pension and other postretirement plan adjustments:

($ in millions)		Three months ended March 31,
Details about OCI components	Location of (gains) losses reclassified from OCI	2018	2017

Pension and other postretirement plan adjustments:
Amortization of prior service cost	Non-operational pension (cost) credit(1)	(5)	8
Amortization of net actuarial loss	Non-operational pension (cost) credit(1)	24	22
Total before tax		19	30
Tax	Provision for taxes	(5)	(7)
Amounts reclassified from OCI		14	23

(1) These  components  are  included  in  the  computation  of  net  periodic  benefit  cost  (see  Note  10).

The amounts in respect of Unrealized gains (losses) on available-for-sale securities and Unrealized gains (losses) of cash flow hedge derivatives were not significant for the three months ended March 31, 2018 and 2017.

25              Q1 2018 Financial Information

─

Note 14

Restructuring and related expenses

White Collar Productivity program

In September 2015, the Company announced a two-year program aimed at making the Company leaner, faster and more customer-focused. Productivity improvements include the rapid expansion and use of regional shared service centers as well as the streamlining of global operations and head office functions, with business units moving closer to their respective key markets. In the course of this program, the Company has implemented and executed various restructuring initiatives across all operating segments and regions.

As of December 31, 2017, the Company had incurred substantially all costs related to the White Collar Productivity program.

Liabilities associated with the White Collar Productivity program are primarily included in “Other provisions”. The following table shows the activity from the beginning of the program to March 31, 2018, by expense type.

	Employee	Contract settlement,
($ in millions)	severance costs	loss order and other costs	Total
Liability at January 1, 2015	–	–	–
Expenses	364	5	369
Cash payments	(34)	(1)	(35)
Liability at December 31, 2015	330	4	334
Expenses	232	3	235
Cash payments	(106)	(3)	(109)
Change in estimates	(102)	(1)	(103)
Exchange rate differences	(23)	–	(23)
Liability at December 31, 2016	331	3	334
Expenses	35	3	38
Cash payments	(110)	(5)	(115)
Change in estimates	(164)	–	(164)
Exchange rate differences	28	–	28
Liability at December 31, 2017	120	1	121
Cash payments	(37)	–	(37)
Change in estimates and exchange rate differences	(3)	–	(3)
Liability at March 31, 2018	80	1	81

The change in estimates during 2016 of $103 million is due to significantly higher than expected rates of attrition and internal re-deployment and a lower than expected severance cost per employee for the employee groups affected by the first phase of restructuring initiated in 2015.

The change in estimates during 2017 of $164 million is mainly due to higher than expected rates of attrition and internal re‑deployment. During the three months ended March 31, 2017, $31 million of the 2017 change in estimates, was recorded primarily as reductions in Cost of sales of $17 million and in Selling, general and administrative expenses of $10 million and related to restructurings initiated in both 2015 and 2016.

The following table outlines the net costs incurred in the three months ended March 31, 2017, and the cumulative net costs incurred to December 31, 2017:

	Net cost incurred	Cumulative net
	Three months ended	cost incurred up to
($ in millions)	March 31, 2017(1)	December 31, 2017(1)
Power Grids	(7)	60
Electrification Products	(4)	72
Industrial Automation	(4)	106
Robotics and Motion	–	56
Corporate and Other	(7)	91
Total	(22)	385

(1) Net costs incurred in 2017 and Cumulative net costs incurred up to December 31, 2017 have been recast to reflect the reorganization of the Company’s operating segments as outlined in Note 15.

26              Q1 2018 Financial Information

The Company recorded the following expenses, net of changes in estimates, under this program:

		Cumulative costs
	Three months ended	incurred up to
($ in millions)	March 31, 2017(1)	December 31, 2017
Employee severance costs	(22)	365
Estimated contract settlement, loss order and other costs	–	10
Inventory and long-lived asset impairments	–	10
Total	(22)	385

(1)  Of which $14 million was recorded in “Total cost of sales” and $4 million in “Selling, general and administrative expenses”.

─

Note 15

Operating segment data

The Chief Operating Decision Maker (CODM) is the Chief Executive Officer. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. The Company’s operating segments consist of Electrification Products, Robotics and Motion, Industrial Automation and Power Grids. The remaining operations of the Company are included in Corporate and Other.

Effective January 1, 2018, management responsibility and oversight of certain remaining engineering, procurement and construction (EPC) businesses, previously included in the Power Grids, Industrial Automation and Robotics and Motion operating segments, were transferred to a new non-core operating business within Corporate and Other. In addition, the results of certain businesses divested which, prior to their divestment in March 2018, were included within the Industrial Automation segment have been reclassified to Corporate and Other for all periods presented.

The segment information for the three months ended March 31, 2017 and at December 31, 2017, has been recast to reflect these organizational changes.

A description of the types of products and services provided by each reportable segment is as follows:

•          Power Grids: offers a range of products, systems, service and software solutions across the power value chain of generation, transmission and distribution, to industry, utility, transport & infrastructure customers. These offerings address existing and evolving grid needs such as the integration of renewables, digital substations, network control solutions, microgrids and asset management. The division portfolio includes AC and DC transmission systems, substations, as well as a wide range of power, distribution and traction transformers and an array of high-voltage products, such as circuit breakers, switchgear and capacitors.

•           Electrification Products: manufactures and sells products and services including electric vehicle charging, solar inverters, modular substation packages, switchgear, UPS solutions, circuit breakers, control products, wiring accessories, enclosures and cabling systems, and intelligent home and building solutions designed to integrate and automate the lighting, heating and ventilation, and security and data communication networks.

•          Industrial Automation: develops and sells integrated automation and electrification systems and solutions, such as process and discrete control solutions, advanced process control software and manufacturing execution systems, sensing, measurement and analytical instrumentation and solutions, electric ship propulsion systems, as well as solutions for modern machine and factory automation and large turbochargers. In addition, the division offers a comprehensive range of services ranging from repair to advanced services such as remote monitoring, preventive maintenance and cybersecurity services.

•          Robotics and Motion: manufactures and sells robotics, motors, generators, drives, wind converters, components and systems for railways and related services and digital solutions for a wide range of applications in industry, transportation and infrastructure, and utilities.

•          Corporate and Other: includes headquarters, central research and development, the Company’s real estate activities, Group Treasury Operations, non-core operating activities, historical operating activities of certain divested businesses and other minor business activities.

The Company evaluates the profitability of its segments based on Operational EBITA, which represents income from operations excluding:

•          amortization expense on intangibles arising upon acquisitions (acquisition-related amortization),

•          restructuring and restructuring-related expenses,

•          changes in the amount recorded for retained obligations of divested businesses occurring after the divestment date (changes in retained obligations of divested businesses),

•          changes in estimates relating to opening balance sheets of acquired businesses (changes in pre-acquisition estimates),

•          gains and losses from sale of businesses,

•          acquisition-related expenses and integration costs,

•          certain other non-operational items, as well as

•          foreign exchange/commodity timing differences in income from operations consisting of: (a) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (b) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (c) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

The CODM primarily reviews the results of each segment on a basis that is before the elimination of profits made on inventory sales between

27              Q1 2018 Financial Information

segments. Segment results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company’s consolidated Operational EBITA. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, at current market prices.

The following tables present disaggregated segment revenues from contracts with customers, Operational EBITA, and the reconciliations of consolidated Operational EBITA to Income from continuing operations before taxes for the three months ended March 31, 2018 and 2017, as well as total assets at March 31, 2018, and December 31, 2017.

	Three months ended March 31, 2018
	Power	Electrification	Industrial	Robotics and	Corporate
($ in millions)	Grids	Products	Automation	Motion	and Other	Total
Geographical markets
Europe	673	937	808	709	22	3,149
The Americas	671	648	377	684	10	2,390
Asia, Middle East and Africa	901	800	639	692	56	3,088
	2,245	2,385	1,824	2,085	88	8,627
End Customer Markets
Utilities	1,581	540	296	167	62	2,646
Industry	496	1,088	1,077	1,622	13	4,296
Transport & infrastructure	168	757	451	296	13	1,685
	2,245	2,385	1,824	2,085	88	8,627
Product type
Products	1,317	2,085	639	1,511	16	5,568
Systems	551	137	464	244	72	1,468
Services and other	377	163	721	330	–	1,591
	2,245	2,385	1,824	2,085	88	8,627

Third-party revenues	2,245	2,385	1,824	2,085	88	8,627
Intersegment revenues	140	109	35	124	(408)	–
Total Revenues	2,385	2,494	1,859	2,209	(320)	8,627

	Three months ended March 31, 2017
	Power	Electrification	Industrial	Robotics and	Corporate
($ in millions)	Grids	Products	Automation	Motion	and Other	Total
Geographical markets
Europe	648	804	590	607	44	2,693
The Americas	688	627	318	659	40	2,332
Asia, Middle East and Africa	851	751	572	537	118	2,829
	2,187	2,182	1,480	1,803	202	7,854
End Customer Markets
Utilities	1,619	576	302	177	146	2,820
Industry	442	906	800	1,326	51	3,525
Transport & infrastructure	126	700	378	300	5	1,509
	2,187	2,182	1,480	1,803	202	7,854
Product type
Products	1,200	1,923	298	1,312	–	4,733
Systems	678	121	534	208	195	1,736
Services and other	309	138	648	283	7	1,385
	2,187	2,182	1,480	1,803	202	7,854

Third-party revenues	2,187	2,182	1,480	1,803	202	7,854
Intersegment revenues	164	111	33	117	(425)	–
Total Revenues	2,351	2,293	1,513	1,920	(223)	7,854

28              Q1 2018 Financial Information

	Three months ended March 31,
($ in millions)	2018	2017
Operational EBITA:
Power Grids	232	231
Electrification Products	377	322
Industrial Automation	262	206
Robotics and Motion	338	282
Corporate and Other and Intersegment elimination	(149)	(98)
Consolidated Operational EBITA	1,060	943
Acquisition-related amortization	(73)	(59)
Restructuring and restructuring-related expenses(1)	(11)	(48)
Changes in retained obligations of divested businesses	–	(94)
Gains and losses from sale of businesses	(6)	338
Acquisition-related expenses and integration costs	(33)	(6)
Certain other non-operational items	(22)	(102)
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange,
commodities, embedded derivatives)	(20)	76
Realized gains and losses on derivatives where the underlying hedged
transaction has not yet been realized	7	10
Unrealized foreign exchange movements on receivables/payables (and
related assets/liabilities)	(7)	(35)
Income from operations	895	1,023
Interest and dividend income	23	17
Interest and other finance expense	(108)	(79)
Non-operational pension (cost) credit	30	7
Income from continuing operations before taxes	840	968

(1) Amounts in 2017 also include the incremental implementation costs in relation to the White Collar Productivity program.

	Total assets(1)
($ in millions)	March 31, 2018	December 31, 2017
Power Grids	8,399	8,387
Electrification Products	10,483	10,314
Industrial Automation	7,155	7,258
Robotics and Motion	8,140	8,134
Corporate and Other	9,392	9,365
Consolidated	43,569	43,458

(1) Total assets are after intersegment eliminations and therefore reflect third-party assets only.

29              Q1 2018 Financial Information

30              Q1 2018 Financial Information

—

Supplemental Reconciliations and Definitions

The following reconciliations and definitions include measures which ABB uses to supplement its Interim Consolidated Financial Information (unaudited) which is prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). Certain of these financial measures are, or may be, considered non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission (SEC).

While ABB’s management believes that the non-GAAP financial measures herein are useful in evaluating ABB’s operating results, this information should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with U.S. GAAP. Therefore these measures should not be viewed in isolation but considered together with the Interim Consolidated Financial Information (unaudited) prepared in accordance with U.S. GAAP as of and for the three months ended March 31, 2018.

On January 1, 2018, the Company adopted a new accounting standard, Revenue from contracts with customers, and consistent with the method of adoption elected, comparative information has not been restated and continues to be reported under the accounting standards previously in effect for those periods (see Note 2).

Comparable growth rates

Growth rates for certain key figures may be presented and discussed on a “comparable” basis. The comparable growth rate measures growth on a constant currency basis. Since we are a global company, the comparability of our operating results reported in U.S. dollars is affected by foreign currency exchange rate fluctuations. We calculate the impacts from foreign currency fluctuations by translating the current-year periods’ reported key figures into U.S. dollar amounts using the exchange rates in effect for the comparable periods in the previous year.

Comparable growth rates are also adjusted for changes in our business portfolio. Adjustments to our business portfolio occur due to acquisitions, divestments, or by exiting specific business activities or customer markets. The adjustment for portfolio changes is calculated as follows: where the results of any business acquired or divested have not been consolidated and reported for the entire duration of both the current and comparable periods, the reported key figures of such business are adjusted to exclude the relevant key figures of any corresponding quarters which are not comparable when computing the comparable growth rate. Certain portfolio changes which do not qualify as divestments under U.S. GAAP have been treated in a similar manner to divestments. Changes in our portfolio where we have exited certain business activities or customer markets are adjusted as if the relevant business was divested in the period when the decision to cease business activities was taken. We do not adjust for portfolio changes where the relevant business has annualized revenues of less than $50 million.

The following tables provide reconciliations of reported growth rates of certain key figures to their respective comparable growth rate.

Divisional comparable growth rate reconciliation

	Q1 2018 compared to Q1 2017
	Order growth rate				Revenue growth rate
	US$	Foreign			US$	Foreign
	(as	exchange	Portfolio		(as	exchange	Portfolio
Division	reported)	impact	changes	Comparable	reported)	impact	changes	Comparable
Power Grids	7%	-6%	0%	1%	1%	-5%	0%	-4%
Electrification Products	10%	-7%	0%	3%	9%	-7%	0%	2%
Industrial Automation	26%	-9%	-13%	4%	23%	-9%	-14%	0%
Robotics and Motion	18%	-7%	0%	11%	15%	-7%	0%	8%
ABB Group	16%	-7%	-3%	6%	10%	-7%	-2%	1%

Regional comparable growth rate reconciliation

	Q1 2018 compared to Q1 2017
	Order growth rate				Revenue growth rate
	US$	Foreign			US$	Foreign
	(as	exchange	Portfolio		(as	exchange	Portfolio
Region	reported)	impact	changes	Comparable	reported)	impact	changes	Comparable
Europe	15%	-13%	-5%	-3%	17%	-13%	-5%	-1%
The Americas	1%	0%	-1%	0%	2%	0%	-1%	1%
Asia, Middle East and Africa	30%	-7%	-3%	20%	9%	-6%	0%	3%
ABB Group	16%	-7%	-3%	6%	10%	-7%	-2%	1%

31              Q1 2018 Financial Information

Order backlog growth rate reconciliation

	March 31, 2018 compared to March 31, 2017
	US$	Foreign
	(as	exchange	Portfolio
Division	reported)	impact	changes	Comparable
Power Grids	-2%	-5%	0%	-7%
Electrification Products	9%	-6%	0%	3%
Industrial Automation	3%	-9%	-2%	-8%
Robotics and Motion	12%	-8%	0%	4%
ABB Group	3%	-6%	0%	-3%

Other growth rate reconciliations

	Q1 2018 compared to Q1 2017
	US$	Foreign
	(as	exchange	Portfolio
	reported)	impact	changes	Comparable
Large orders	27%	-10%	-5%	12%
Base orders	15%	-7%	-3%	5%
Service orders	15%	-8%	1%	8%
Service revenues	15%	-7%	0%	8%

32              Q1 2018 Financial Information

Division realignment

Effective January 1, 2018, management responsibility and oversight of certain remaining engineering, procurement and construction (EPC) businesses, previously included in the Power Grids, Industrial Automation and Robotics and Motion operating segments, were transferred to a new non-core operating business within Corporate and Other. See Note 15 to the Interim Consolidated Financial Information (unaudited) for further details on the realignment.

The following information presents a reconciliation of growth rates of orders and revenues for 2017 compared with 2016 to reflect these organizational changes:

Divisional comparable growth rate reconciliation

	Q1 2017 compared to Q1 2016
	Order growth rate				Revenue growth rate
	US$	Foreign			US$	Foreign
	(as	exchange	Portfolio		(as	exchange	Portfolio
Division	reported)	impact	changes	Comparable	reported)	impact	changes	Comparable
Power Grids	-20%	3%	0%	-17%	3%	3%	0%	6%
Electrification Products	1%	3%	0%	4%	0%	3%	0%	3%
Industrial Automation	-7%	2%	0%	-5%	-7%	2%	0%	-5%
Robotics and Motion	4%	3%	0%	7%	3%	2%	0%	5%
ABB Group	-9%	2%	4%	-3%	-1%	3%	1%	3%

	Q2 2017 compared to Q2 2016
	Order growth rate				Revenue growth rate
	US$	Foreign			US$	Foreign
	(as	exchange	Portfolio		(as	exchange	Portfolio
Division	reported)	impact	changes	Comparable	reported)	impact	changes	Comparable
Power Grids	-6%	2%	0%	-4%	-1%	2%	0%	1%
Electrification Products	-4%	3%	0%	-1%	-1%	3%	0%	2%
Industrial Automation	6%	2%	0%	8%	-9%	2%	0%	-7%
Robotics and Motion	12%	3%	0%	15%	3%	2%	0%	5%
ABB Group	0%	3%	0%	3%	-3%	3%	1%	1%

	Q3 2017 compared to Q3 2016
	Order growth rate				Revenue growth rate
	US$	Foreign			US$	Foreign
	(as	exchange	Portfolio		(as	exchange	Portfolio
Division	reported)	impact	changes	Comparable	reported)	impact	changes	Comparable
Power Grids	-8%	-1%	0%	-9%	2%	-1%	0%	1%
Electrification Products	7%	0%	0%	7%	5%	0%	0%	5%
Industrial Automation	30%	-3%	-17%	10%	15%	-2%	-12%	1%
Robotics and Motion	5%	-1%	0%	4%	10%	-2%	0%	8%
ABB Group	8%	0%	-3%	5%	6%	-2%	-1%	3%

	Q4 2017 compared to Q4 2016
	Order growth rate				Revenue growth rate
	US$	Foreign			US$	Foreign
	(as	exchange	Portfolio		(as	exchange	Portfolio
Division	reported)	impact	changes	Comparable	reported)	impact	changes	Comparable
Power Grids	-15%	-3%	0%	-18%	-2%	-3%	0%	-5%
Electrification Products	12%	-2%	0%	10%	2%	-3%	0%	-1%
Industrial Automation	16%	-4%	-13%	-1%	15%	-5%	-10%	0%
Robotics and Motion	10%	-4%	0%	6%	10%	-4%	0%	6%
ABB Group	2%	-3%	-2%	-3%	3%	-3%	-1%	-1%

33              Q1 2018 Financial Information

Operational EBITA margin

Definition

Operational EBITA margin

Operational EBITA margin is Operational EBITA as a percentage of Operational revenues.

Operational EBITA

Operational earnings before interest, taxes and acquisition-related amortization (Operational EBITA) represents Income from operations excluding:

•          acquisition-related amortization (as defined below),

•          restructuring and restructuring-related expenses,

•          changes in the amount recorded for retained obligations of divested businesses occurring after the divestment date (changes in retained obligations of divested businesses),

•          changes in estimates relating to opening balance sheets of acquired businesses (changes in pre-acquisition estimates) ,

•          gains and losses from sale of businesses,

•          acquisition-related expenses and non-operational integration costs,

•          certain other non-operational items, as well as

•          foreign exchange/commodity timing differences in income from operations consisting of: (a) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (b) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (c) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

Amounts relating to changes in retained obligations of divested businesses (as defined above), were previously included within acquisition-related expenses and certain non-operational items. In periods prior to 2017, there were no significant amounts to warrant separate presentation.

Operational EBITA is our measure of segment profit but is also used by management to evaluate the profitability of the Company as a whole.

Acquisition-related amortization

Amortization expense on intangibles arising upon acquisitions.

Operational revenues

The Company presents Operational revenues solely for the purpose of allowing the computation of Operational EBITA margin. Operational revenues are total revenues adjusted for foreign exchange/commodity timing differences in total revenues of: (i) unrealized gains and losses on derivatives, (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables (and related assets). Operational revenues are not intended to be an alternative measure to Total Revenues, which represent our revenues measured in accordance with U.S. GAAP.

Reconciliation

The following tables provide reconciliations of consolidated Operational EBITA to Net Income and Operational EBITA Margin by division.

Reconciliation of consolidated Operational EBITA to Net Income

	Three months ended March 31,
($ in millions)	2018	2017
Operational EBITA	1,060	943
Acquisition-related amortization	(73)	(59)
Restructuring and restructuring-related expenses(1)	(11)	(48)
Changes in retained obligations of divested businesses	–	(94)
Gains and losses from sale of businesses	(6)	338
Acquisition-related expenses and non-operational integration costs	(33)	(6)
Certain other non-operational items	(22)	(102)
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange,
commodities, embedded derivatives)	(20)	76
Realized gains and losses on derivatives where the underlying hedged
transaction has not yet been realized	7	10
Unrealized foreign exchange movements on receivables/payables (and
related assets/liabilities)	(7)	(35)
Income from operations	895	1,023
Interest and dividend income	23	17
Interest and other finance expense	(108)	(79)
Non-operational pension (cost) credit	30	7
Income from continuing operations before taxes	840	968
Provision for taxes	(235)	(208)
Income from continuing operations, net of tax	605	760
Loss from discontinued operations, net of tax	(5)	(2)
Net income	600	758

(1) Amounts in 2017 also include the incremental implementation costs in relation to the White Collar Productivity program.

34              Q1 2018 Financial Information

Reconciliation of Operational EBITA margin by division
	Three months ended March 31, 2018
					Corporate and
					Other and
	Power	Electrification	Industrial	Robotics	Intersegment
($ in millions, unless otherwise indicated)	Grids	Products	Automation	and Motion	elimination	Consolidated
Total revenues	2,385	2,494	1,859	2,209	(320)	8,627
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives	17	(4)	(4)	4	6	19
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	4	–	3	–	(11)	(4)
Unrealized foreign exchange movements
on receivables (and related assets)	(7)	(2)	–	(3)	9	(3)
Operational revenues	2,399	2,488	1,858	2,210	(316)	8,639

Income (loss) from operations	193	318	237	313	(166)	895
Acquisition-related amortization	10	20	23	16	4	73
Restructuring and
restructuring-related expenses	4	4	2	4	(3)	11
Changes in retained obligations of
divested businesses	–	–	–	–	–	–
Gains and losses from sale of businesses	–	–	3	–	3	6
Acquisition-related expenses and
non-operational integration costs	1	31	1	–	–	33
Certain other non-operational items	15	(2)	–	1	8	22
Foreign exchange/commodity timing
differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,
embedded derivatives)	9	6	(8)	2	11	20
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	2	–	2	–	(11)	(7)
Unrealized foreign exchange movements
on receivables/payables
(and related assets/liabilities)	(2)	–	2	2	5	7
Operational EBITA	232	377	262	338	(149)	1,060

Operational EBITA margin (%)	9.7%	15.2%	14.1%	15.3%	n.a.	12.3%

35              Q1 2018 Financial Information

	Three months ended March 31, 2017
					Corporate and
					Other and
	Power	Electrification	Industrial	Robotics	Intersegment
($ in millions, unless otherwise indicated)	Grids	Products	Automation	and Motion	elimination	Consolidated
Total revenues	2,351	2,293	1,513	1,920	(223)	7,854
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives	(50)	(23)	(18)	(18)	(18)	(127)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	(5)	–	–	–	2	(3)
Unrealized foreign exchange movements
on receivables (and related assets)	27	12	5	6	1	51
Operational revenues	2,323	2,282	1,500	1,908	(238)	7,775

Income (loss) from operations	211	307	211	261	33	1,023
Acquisition-related amortization	8	26	2	18	5	59
Restructuring and
restructuring-related expenses(1)	3	–	4	10	31	48
Changes in retained obligations of
divested businesses	–	–	–	–	94	94
Gains and losses from sale of businesses	–	–	–	–	(338)	(338)
Acquisition-related expenses and
non-operational integration costs	(1)	–	3	–	4	6
Certain other non-operational items	28	4	–	–	70	102
Foreign exchange/commodity timing
differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,
embedded derivatives)	(41)	(16)	(17)	(10)	8	(76)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	(3)	–	(2)	–	(5)	(10)
Unrealized foreign exchange movements
on receivables/payables
(and related assets/liabilities)	26	1	5	3	–	35
Operational EBITA	231	322	206	282	(98)	943

Operational EBITA margin (%)	9.9%	14.1%	13.7%	14.8%	n.a.	12.1%

(1) Amounts in 2017 also include the incremental implementation costs in relation to the White Collar Productivity program.

36              Q1 2018 Financial Information

Operational EPS

Definition

Operational EPS

Operational EPS is calculated as Operational net income divided by the weighted-average number of shares outstanding used in determining basic earnings per share.

Operational net income

Operational net income is calculated as Net income attributable to ABB adjusted for the following:

(i)        acquisition-related amortization,

(ii)      restructuring and restructuring-related expenses,

(iii)     non-operational pension cost (credit),

(iv)     changes in retained obligations of divested businesses,

(v)       changes in pre-acquisition estimates,

(vi)     gains and losses from sale of businesses,

(vii)    acquisition-related expenses and non-operational integration costs,

(viii)  certain other non-operational items,

(ix)     foreign exchange/commodity timing differences in income from operations consisting of: (a) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (b) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (c) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities), and

(x)       The amount of income tax on operational adjustments either estimated using the Adjusted Group effective tax rate or in certain specific cases, computed using the actual income tax effects of the relevant item in (i) to (vii) above.

Acquisition-related amortization

Amortization expense on intangibles arising upon acquisitions.

Adjusted Group effective tax rate

The Adjusted Group effective tax rate is computed by dividing an adjusted provision for taxes by an adjusted income from continuing operations before taxes. Certain amounts recorded in income from continuing operations before taxes and the related provision for taxes (primarily gains and losses from sale of businesses) are excluded from the computation.

Constant currency Operational EPS adjustment and Operational EPS growth rate (constant currency)

In connection with ABB’s 2015-2020 targets, Operational EPS growth is measured assuming 2014 as the base year and uses constant exchange rates. We compute the constant currency operational net income for all periods using the relevant monthly exchange rates which were in effect during 2014 and any difference in computed Operational net income is divided by the relevant weighted-average number of shares outstanding to identify the constant currency Operational EPS adjustment.

Reconciliation

	Three months ended March 31,
($ in millions, except per share data in $)	2018	2017	Growth(3)
Net income (attributable to ABB)	572	724
Operational adjustments:
Acquisition-related amortization	73	59
Restructuring and restructuring-related expenses(1)	11	48
Non-operational pension cost (credit)	(30)	(7)
Changes in retained obligations of divested businesses	–	94
Gains and losses from sale of businesses	6	(338)
Acquisition-related expenses and non-operational integration costs	33	6
Certain non-operational items	22	102
FX/commodity timing differences in income from operations	20	(51)
Tax on operational adjustments(2)	(38)	(30)
Operational net income	669	607	10%

Weighted-average number of shares outstanding (in millions)	2,134	2,140

Operational EPS	0.31	0.28	11%
Constant currency Operational EPS adjustment	0.04	0.05
Operational EPS (constant currency basis - 2014 exchange rates)	0.35	0.33	6%

(1) Amounts in 2017 also include the incremental implementation costs in relation to the White Collar Productivity program.

(2) Tax amount is computed by applying the Adjusted Group effective tax rate to the operational adjustments, except for gains and losses from sale of businesses for which the actual provision for taxes resulting from the gain or loss has been computed.

(3) Growth is computed using unrounded EPS amounts.

37              Q1 2018 Financial Information

Net debt

Definition

Net debt

Net debt is defined as Total debt less Cash and marketable securities.

Total debt

Total debt is the sum of Short-term debt and current maturities of long-term debt, and Long-term debt.

Cash and marketable securities

Cash and marketable securities is the sum of Cash and equivalents, and Marketable securities and short-term investments.

Reconciliation

($ in millions)	March 31, 2018	December 31, 2017
Short-term debt and current maturities of long-term debt	2,476	738
Long-term debt	5,285	6,709
Total debt	7,761	7,447
Cash and equivalents	4,162	4,526
Marketable securities and short-term investments	740	1,102
Cash and marketable securities	4,902	5,628
Net debt	2,859	1,819

38              Q1 2018 Financial Information

Net working capital as a percentage of revenues

Definition

Net working capital as a percentage of revenues

Net working capital as a percentage of revenues is calculated as Net working capital divided by Adjusted revenues for the trailing twelve months.

Net working capital

Net working capital is the sum of (i) receivables, net, (ii) contract assets,  (iii) inventories, net, and (iv) prepaid expenses; less (v) accounts payable, trade, (v) contract liabilities, and (vi) other current liabilities (excluding primarily: (a) income taxes payable, (b) current derivative liabilities, (c) pension and other employee benefits, and (d) payables under the share buyback program); and including the amounts related to these accounts which have been presented as either assets or liabilities held for sale.

Adjusted revenues for the trailing twelve months

Adjusted revenues for the trailing twelve months includes total revenues recorded by ABB in the twelve months preceding the relevant balance sheet date adjusted to eliminate revenues of divested businesses and the estimated impact of annualizing revenues of certain acquisitions which were completed in the same trailing twelve-month period.

Reconciliation

($ in millions, unless otherwise indicated)	March 31, 2018	March 31, 2017
Net working capital:
Receivables, net	8,503	7,618
Contract assets	2,369	2,300
Inventories, net	5,609	4,905
Prepaid expenses	321	230
Accounts payable, trade	(5,301)	(4,471)
Contract liabilities	(2,838)	(2,977)
Other current liabilities(1)	(3,424)	(3,330)
Net working capital	5,239	4,275
Total revenues for the three months ended:
March 31, 2018 / 2017	8,627	7,854
December 31, 2017 / 2016	9,280	8,993
September 30, 2017 / 2016	8,724	8,255
June 30, 2017 / 2016	8,454	8,677
Adjustment to annualize/eliminate revenues of certain acquisitions/divestments	95	(284)
Adjusted revenues for the trailing twelve months	35,180	33,495
Net working capital as a percentage of revenues (%)	14.9%	12.8%

(1)  Amounts exclude $575 million and $584 million at March 31, 2018 and 2017, respectively, related primarily to (a) income taxes payable, (b) current derivative liabilities, and (c) pension and other employee benefits.

39              Q1 2018 Financial Information

Free cash flow conversion to net income

Definition

Free cash flow conversion to net income

Free cash flow conversion to net income is calculated as Free cash flow divided by Net income attributable to ABB.

Free cash flow (FCF)

Free cash flow is calculated as net cash provided by operating activities adjusted for: (i) purchases of property, plant and equipment and intangible assets, (ii) proceeds from sales of property, plant and equipment, and (iii) changes in financing and other non-current receivables, net (included in other investing activities).

Free cash flow for the trailing twelve months

Free cash flow for the trailing twelve months includes free cash flow recorded by ABB in the twelve months preceding the relevant balance sheet date.

Net income for the trailing twelve months

Net income for the trailing twelve months includes net income recorded by ABB in the twelve months preceding the relevant balance sheet date.

Free cash flow conversion to net income

	Twelve months to
($ in millions, unless otherwise indicated)	March 31, 2018	December 31, 2017
Net cash provided by operating activities	2,772	3,799
Adjusted for the effects of:
Purchases of property, plant and equipment and intangible assets	(995)	(949)
Proceeds from sale of property, plant and equipment	72	66
Changes in financing receivables and other non-current receivables	1	10
Free cash flow	1,850	2,926
Net income attributable to ABB	2,061	2,213
Free cash flow conversion to net income	90%	132%

Reconciliation of the trailing twelve months to March 31, 2018

		Purchases of		Changes in
	Net cash	property, plant	Proceeds	financing
	provided by	and equipment	from sale of	receivables and	Net income
	operating	and intangible	property, plant	other non-current	attributable
($ in millions)	activities	assets	and equipment	receivables	to ABB
Q2 2017	467	(225)	10	(1)	525
Q3 2017	954	(203)	20	–	571
Q4 2017	1,869	(329)	16	3	393
Q1 2018	(518)	(238)	26	(1)	572
Total for the trailing twelve months to March 31, 2018	2,772	(995)	72	1	2,061

40              Q1 2018 Financial Information

Finance net

Definition

Finance net is calculated as Interest and dividend income less Interest and other finance expense.

Reconciliation

	Three months ended March 31,
($ in millions)	2018	2017
Interest and dividend income	23	17
Interest and other finance expense	(108)	(79)
Finance net	(85)	(62)

Book-to-bill ratio

Definition

Book-to-bill ratio is calculated as Orders received divided by Total revenues.

Reconciliation

	Three months ended March 31,
($ in millions, unless otherwise indicated)	2018	2017
Orders received	9,772	8,403
Total revenues	8,627	7,854
Book-to-bill ratio	1.13	1.07

41              Q1 2018 Financial Information

Reconciliation of Operational EBITA margin by division for prior periods

The following tables provide operational EBITA margin reconciliations for prior periods.

	Three months ended December 31, 2017
					Corporate and
					Other and
	Power	Electrification	Industrial	Robotics	Intersegment
($ in millions, unless otherwise indicated)	Grids	Products	Automation	and Motion	elimination	Consolidated
Total revenues	2,721	2,696	2,011	2,197	(345)	9,280
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives	–	13	(7)	2	29	37
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	7	–	4	2	1	14
Unrealized foreign exchange movements
on receivables (and related assets)	4	3	1	2	(1)	9
Operational revenues	2,732	2,712	2,009	2,203	(316)	9,340

Income (loss) from operations	206	318	214	247	(381)	604
Acquisition-related amortization	11	22	22	16	4	75
Restructuring and
restructuring-related expenses(1)	32	17	36	35	19	139
Changes in pre-acquisition estimates	–	8	–	–	–	8
Gains and losses from sale of businesses	–	–	–	–	78	78
Acquisition-related expenses and
non-operational integration costs	1	12	27	2	–	42
Certain other non-operational items	18	8	–	–	20	46
Foreign exchange/commodity timing
differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,
embedded derivatives)	8	9	(4)	(1)	–	12
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	8	–	(2)	3	(1)	8
Unrealized foreign exchange movements
on receivables/payables
(and related assets/liabilities)	–	4	6	1	(2)	9
Operational EBITA	284	398	299	303	(263)	1,021

Operational EBITA margin (%)	10.4%	14.7%	14.9%	13.8%	n.a.	10.9%

(1) Amounts in 2017 also include the incremental implementation costs in relation to the White Collar Productivity program.

42              Q1 2018 Financial Information

	Three months ended September 30, 2017
					Corporate and
					Other and
	Power	Electrification	Industrial	Robotics	Intersegment
($ in millions, unless otherwise indicated)	Grids	Products	Automation	and Motion	elimination	Consolidated
Total revenues	2,449	2,596	1,780	2,197	(298)	8,724
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives	10	6	(8)	13	9	30
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	(17)	–	(9)	1	(1)	(26)
Unrealized foreign exchange movements
on receivables (and related assets)	3	(6)	2	(7)	1	(7)
Operational revenues	2,445	2,596	1,765	2,204	(289)	8,721

Income (loss) from operations	232	393	164	336	(237)	888
Acquisition-related amortization	8	24	21	16	5	74
Restructuring and
restructuring-related expenses(1)	12	(2)	40	2	40	92
Changes in pre-acquisition estimates	–	(2)	–	–	–	(2)
Gains and losses from sale of businesses	–	–	–	–	1	1
Acquisition-related expenses and
non-operational integration costs	1	8	18	–	–	27
Certain other non-operational items	8	–	1	–	34	43
Foreign exchange/commodity timing
differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,
embedded derivatives)	12	3	–	8	8	31
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	(19)	–	(5)	2	–	(22)
Unrealized foreign exchange movements
on receivables/payables
(and related assets/liabilities)	5	(7)	(2)	(3)	(1)	(8)
Operational EBITA	259	417	237	361	(150)	1,124

Operational EBITA margin (%)	10.6%	16.1%	13.4%	16.4%	n.a.	12.9%

(1) Amounts in 2017 also include the incremental implementation costs in relation to the White Collar Productivity program.

43              Q1 2018 Financial Information

	Three months ended June 30, 2017
					Corporate and
					Other and
	Power	Electrification	Industrial	Robotics	Intersegment
($ in millions, unless otherwise indicated)	Grids	Products	Automation	and Motion	elimination	Consolidated
Total revenues	2,507	2,509	1,575	2,082	(219)	8,454
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives	(29)	(19)	(9)	(1)	6	(52)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	(8)	–	(2)	1	(1)	(10)
Unrealized foreign exchange movements
on receivables (and related assets)	24	3	9	2	(2)	36
Operational revenues	2,494	2,493	1,573	2,084	(216)	8,428

Income (loss) from operations	226	334	209	282	(174)	877
Acquisition-related amortization	9	26	2	16	3	56
Restructuring and
restructuring-related expenses(1)	18	13	5	17	31	84
Changes in pre-acquisition estimates	–	2	–	–	–	2
Gains and losses from sale of businesses	–	–	(2)	–	9	7
Acquisition-related expenses and
non-operational integration costs	1	3	4	–	–	8
Certain other non-operational items	24	9	–	–	15	48
Foreign exchange/commodity timing
differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,
embedded derivatives)	(51)	(23)	(19)	(7)	7	(93)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	(10)	–	–	–	2	(8)
Unrealized foreign exchange movements
on receivables/payables
(and related assets/liabilities)	36	9	12	6	(2)	61
Operational EBITA	253	373	211	314	(109)	1,042

Operational EBITA margin (%)	10.1%	15.0%	13.4%	15.1%	n.a.	12.4%

(1) Amounts in 2017 also include the incremental implementation costs in relation to the White Collar Productivity program.

44              Q1 2018 Financial Information

—

ABB  Ltd

Corporate Communications

P.O.  Box  8131

8050 Zurich

Switzerland

Tel:        +41  (0)43  317  71  11

Fax:       +41  (0)43  317  79  58

www.abb.com

45              Q1 2018 Financial Information

January — March 2018 — Q1

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, call options and warrant appreciation rights (“WARs”), in the following amounts:

Name	Date	Description	Purchased	Sold	Price
Claudio Facchin	February 13, 2018	Shares	11,000		CHF	23.00
Louis R. Hughes	February 16, 2018	Shares		8,000	CHF	23.61

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: April 20, 2018.	By:	/s/ Jessica Mitchell
		Name:	Jessica Mitchell
		Title:	Group Senior Vice President and Head of Investor Relations

Date: April 20, 2018.	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance